                                                                    EXHIBIT 99.1

         PORTIONS OF THE 1993 SEAGULL ENERGY CORPORATION ANNUAL REPORT
            TO SHAREHOLDERS INCORPORATED BY REFERENCE INTO THE 1993
             SEAGULL ENERGY CORPORATION ANNUAL REPORT ON FORM 10-K

                                     INDEX

                                                                                          PAGE
                                                                                          ---
Management's Discussion and Analysis of Financial Condition and Results of Operations
  (Unaudited):
  Results of Operations.................................................................    2
  Liquidity and Capital Resources.......................................................    9
Consolidated Financial Statements:
  Consolidated Statements of Earnings...................................................   12
  Consolidated Balance Sheets...........................................................   13
  Consolidated Statements of Cash Flows.................................................   14
  Consolidated Statements of Shareholders' Equity.......................................   15
  Notes to Consolidated Financial Statements............................................   16
  Independent Auditors' Report..........................................................   41

                           SEAGULL ENERGY CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (UNAUDITED)

                             RESULTS OF OPERATIONS

CONSOLIDATED HIGHLIGHTS

                                                                                    PERCENT CHANGE
                                                                                 --------------------
                                               1993        1992        1991      1992-'93    1991-'92
                                             --------    --------    --------    --------    --------
                                                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues:
  Exploration and production................ $227,437    $ 91,991    $ 81,099     +  147      +  13
  Pipeline and marketing....................   42,484      37,240      37,823     +   14      -   2
  Alaska transmission and distribution......  107,244     109,598     129,615     -    2      -  15
                                             --------    --------    --------     ------      ------
                                             $377,165    $238,829    $248,537     +   58      -   4
                                             --------    --------    --------     ------      ------
                                             --------    --------    --------     ------      ------
Operating profit (loss):
  Exploration and production................ $ 42,969    $ (1,613)   $  1,275     +2,764      - 227
  Pipeline and marketing....................   14,065       9,057       7,884     +   55      +  15
  Alaska transmission and distribution......   18,955      22,439      21,024     -   16      +   7
                                             --------    --------    --------     ------      ------
                                             $ 75,989    $ 29,883    $ 30,183     +  154      -   1
                                             --------    --------    --------     ------      ------
                                             --------    --------    --------     ------      ------
Earnings before cumulative effect of changes
  in accounting principles.................. $ 27,198    $  4,415    $  5,107     +  516      -  14
Net earnings................................ $ 27,198    $  6,688    $  5,107     +  307      +  31
Net cash provided by operating activities
  before changes in operating assets and
  liabilities............................... $160,762    $ 81,368    $ 66,654     +   98      +  22
Net cash provided by operating activities... $119,761    $ 72,187    $ 69,773     +   66      +   3
Earnings per share:
  Earnings before cumulative effect of
     changes
     in accounting principles............... $   0.76    $   0.17    $   0.23     +  347      -  26
  Cumulative effect of changes in accounting
     principles.............................       --        0.09          --     -  100        N/A
                                             --------    --------    --------     ------      ------
  Net earnings.............................. $   0.76    $   0.26    $   0.23     +  192      +  13
                                             --------    --------    --------     ------      ------
                                             --------    --------    --------     ------      ------
Weighted average number of common shares
  outstanding (in thousands)................   35,790      25,583      22,692     +   40      +  13
                                             --------    --------    --------     ------      -----
                                             --------    --------    --------     ------      -----

     Revenues and Operating Profit are discussed in the respective segment sections.

1993 Results Compared to 1992

     Seagull Energy Corporation and Subsidiaries (the "Company") recorded a significant increase in net earnings for the year ended December 31, 1993 versus the prior year due to increases in operating profit, partially offset by increases in interest and general and administrative expenses. Net earnings for 1993 includes a pre-tax gain of approximately $3.8 million relating to the sales of nonstrategic producing properties. The Company's 1993 net earnings also benefitted from a reduction in the Company's income tax provision due to utilization of approximately $4.8 million in Internal Revenue Code Section 29 tax credits, which more than offset a 1% increase in the federal corporate tax rate from 34% to 35%. In addition, net earnings for the prior year included a $4.6 million pre-tax settlement of litigation (the "Seismic Litigation Settlement") and the cumulative effect of two changes in accounting principles described below. See "Other (Income) Expense" and "Income Taxes" sections below.

     Effective January 1, 1992, the Company adopted two Statements of Financial Accounting Standards ("SFAS"), SFAS No. 109, Accounting for Income Taxes, and SFAS No. 106, Employers' Accounting for

Postretirement Benefits Other Than Pensions. The cumulative effect of these accounting changes as of January 1, 1992 resulted in a net increase in net earnings of approximately $2.3 million, or $0.09 per share, as reflected in the Company's consolidated statement of earnings for the year ended December 31, 1992.

     Net cash provided by operating activities before and after changes in operating assets and liabilities for 1993 increased substantially in comparison to 1992 primarily as a result of significant increases in the Company's natural gas production primarily due to the Company's acquisition of Arkla Exploration Company (the "Mid-South Acquisition") in December 1992.

     On June 4, 1993, the Company effected, in the form of a 100 percent stock dividend, a two-for-one stock split (the "Stock Split") of all the issued shares of Seagull Common Stock. The weighted average number of common shares outstanding and per share amounts for all periods have been restated to reflect the Stock Split. All share amounts included in the consolidated balance sheets and consolidated statements of shareholders' equity as of dates prior to June 4, 1993 were not adjusted to reflect the Stock Split.

     The increase in the weighted average number of common shares outstanding in 1993 over 1992 was due to the February 1993 sale of 5,060,000 shares (10,120,000 shares after the Stock Split) of Seagull Common Stock pursuant to an underwritten public offering.

1992 Results Compared to 1991

     The Company's net earnings for 1992 increased from 1991 primarily due to the Seismic Litigation Settlement and the cumulative effect of two changes in accounting principles described above, partially offset by higher general and administrative expenses and a higher effective income tax rate. See "Other (Income) Expense" and "Income Taxes" sections below.

     Net cash provided by operating activities before changes in operating assets and liabilities, increased 22% in 1992 versus 1991 primarily due to increases in cash flows generated by the Company's Exploration and Production ("E&P") segment and the Seismic Litigation Settlement. Net cash provided by operating activities was not materially different from the 1991 amount.

     The weighted average number of common shares outstanding in 1992 reflects the full year effect of the December 1991 sale of 1.5 million shares (3.0 million shares after the Stock Split) of Seagull Common Stock pursuant to an underwritten public offering.

EXPLORATION AND PRODUCTION

                                                                                    PERCENT CHANGE
                                                                                 --------------------
                                                 1993       1992       1991      1992-'93    1991-'92
                                               --------    -------    -------    --------    --------
                                                   (DOLLARS IN THOUSANDS EXCEPT PER UNIT AMOUNTS)
Revenues:
  Natural gas................................. $203,137    $70,689    $55,691      +  187       +  27
  Oil and condensate..........................   23,597     18,849     22,546      +   25       -  16
  Natural gas liquids.........................    3,132      2,706      2,518      +   16       +   7
  Other.......................................   (2,429)      (253)       344      -  860       - 174
                                               --------    -------    -------      ------       -----
                                                227,437     91,991     81,099      +  147       +  13
Lifting costs.................................   53,243     26,230     24,018      +  103       +   9
General operating expense.....................   10,408      4,614      3,933      +  126       +  17
Exploration charges...........................   17,265      9,905      9,227      +   74       +   7
Depreciation, depletion and amortization......  103,552     52,855     42,646      +   96       +  24
                                               --------    -------    -------      ------       -----
Operating profit (loss)....................... $ 42,969    $(1,613)   $ 1,275      +2,764       - 227
                                               --------    -------    -------      ------       -----
                                               --------    -------    -------      ------       -----
OPERATING DATA:
Net daily production(1):
  Natural gas (MMcf)..........................    279.5      104.2       90.2      +  168       +  16
  Oil and condensate (Bbl)....................    3,868      2,769      3,043      +   40       -   9
  Natural gas liquids (Bbl)...................      773        725        618      +    7       +  17
  Combined (MMcfe)(2).........................    307.4      125.2      112.1      +  146       +  12
Average sales prices:
  Natural gas ($ per Mcf).....................     1.99       1.85       1.69      +    8       +   9
  Oil and condensate ($ per Bbl)..............    16.72      18.60      20.30      -   10       -   8
  Natural gas liquids ($ per Bbl).............    11.10      10.20      11.17      +    9       -   9
  Combined ($ per Mcfe)(2)....................     2.03       2.01       1.97      +    1       +   2
Lifting costs ($ per Mcfe)(2):
  Lease operating.............................     0.25       0.33       0.37      -   24       -  11
  Workovers...................................     0.04       0.05       0.05      -   20          --
  Production taxes............................     0.08       0.09       0.09      -   11          --
  Transportation..............................     0.07       0.06       0.04      +   17       +  50
  Ad valorem taxes............................     0.03       0.04       0.04      -   25          --
  Total.......................................     0.47       0.57       0.59      -   18       -   3
DD&A rate ($ per Mcfe)(2).....................     0.92       1.15       1.04      -   20       +  11

- ---------------

(1) Natural gas stated in million cubic feet ("MMcf") or thousand cubic feet ("Mcf"); oil and condensate and natural gas liquids stated in barrels ("Bbl").

(2) Mcfe and MMcfe represent the equivalent of one thousand cubic feet and one million cubic feet of natural gas, respectively. Oil and condensate and natural gas liquids are converted to gas at a ratio of one barrel of liquids per six Mcf of gas, based on relative energy content.

     The increase in operating profit of the E&P segment for the year ended December 31, 1993 as compared to 1992 was due to a significant increase in revenues as a result of increased natural gas production and higher natural gas prices, which more than offset increases in depreciation, depletion and amortization ("DD&A") expense, exploration charges and lifting costs.

     DD&A expense and lifting costs increased as a result of the significant increase in production. However, both DD&A expense and lifting costs per equivalent unit of production declined in 1993. Exploration charges also increased in 1993 due to higher dry hole costs as a result of increased exploratory activity. In 1993, the Company was successful on eight gross exploratory wells in 27 attempts, compared with three successes out of 15 wells drilled during 1992.

     The increase in natural gas production was primarily due to contributions from properties acquired in connection with the Mid-South Acquisition. On December 31, 1992, the Company acquired the outstanding capital stock of Arkla Exploration Company from Arkla, Inc. ("Arkla"), which more than doubled the Company's proved natural gas reserves as of such date. In addition, because of the improvement in natural gas prices, the Company had substantially no price-related curtailments of gas production in 1993 compared with significant curtailments in prior years. In response to the sustained growth in demand for and shrinking industry deliverability of natural gas, particularly from the offshore Gulf Coast, the Company continues to boost its deliverability through accelerated exploration and exploitative activities. The Company's deliverability increased significantly in the fourth quarter of 1993 primarily due to production flowing for the first time from three newly installed Company operated production facilities offshore Texas and Louisiana.

     Although revenues for the E&P segment were much higher for the year ended December 31, 1992 compared with 1991 due to an increase in production and higher natural gas prices, these increases were more than offset by increased DD&A expense, exploration charges and lifting costs. The higher DD&A charge was due both to the increase in natural gas production and a higher DD&A rate per unit of production. Exploration charges increased primarily due to higher dry hole costs. Total lifting costs increased due to the increase in production; however, lifting costs per unit of production declined slightly.

     The increase in natural gas production in 1992 was primarily due to the full period effect of production from certain gas and oil assets (the "Mid-Continent Assets"), purchased from Mesa Limited Partnership, a predecessor of Mesa, Inc., in March 1991, and to production flowing for the first time from certain of the Company's discoveries. In addition, the improvement in prices and growing demand for natural gas prompted the Company to increase production to near maximum deliverability in late 1992 and for the 1992-93 winter season. The Company's development activities were also accelerated in the fourth quarter of 1992 to boost deliverability further for 1993.

     The E&P segment is the Company's primary growth area. That growth has been achieved over the past six years primarily through acquisitions: Houston Oil & Minerals Corporation ("HO&M") in 1988; the assets of Houston Oil Trust in 1989; Wacker Oil Inc. ("Wacker") in 1990; the Mid-Continent Assets in 1991 and Seagull Mid-South Inc., formerly Arkla Exploration Company, in 1992. In addition, on January 4, 1994, the Company acquired all of the outstanding shares of stock of Novalta Resources Inc. ("Novalta") and an intercompany note (the "Seagull Canada Acquisition"), which added 257.4 billion cubic feet ("Bcf") of natural gas and
2.8 million barrels ("MMbbl") of oil, condensate and natural gas liquids to the Company's net proved reserves as of such date. See Notes 2 and 17 of Notes to Consolidated Financial Statements beginning on page 16 of this Exhibit.

     In 1993, a four-company exploration group including the Company was awarded four production licenses in United Kingdom waters. The awards gave the Company a 10% interest in three licenses in the Irish Sea totaling 398,319 acres and a 20% interest in a fourth license in the North Sea which totals 60,785 acres. Seismic studies and other evaluation activities on the licensed blocks have been ongoing since mid-1993. The first two of eight planned exploratory wells are scheduled during the latter part of 1994. During the first quarter of 1994, the Company increased its interests in these licenses to 20% and 30%, respectively. The Company anticipates that its share of exploration-related costs will approximate $13 million over the next five years as the program is currently structured.

     Finally, the future results of this segment will be affected by the market prices of natural gas and oil. The availability of a ready market for oil, gas and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, production of other domestic crude oil, natural gas and liquid products, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply of oil, gas and liquid products, the regulatory environment, and other domestic and political events, none of which can be predicted with certainty. As in the past, the Company would expect to curtail gas production during times of inferior prices. However, due to the sustained improvements in natural gas prices and demand throughout 1993 and various field operating considerations, the Company does not anticipate curtailing gas sales in the coming year to the significant extent of curtailments in years prior to 1993.

PIPELINE AND MARKETING

                                                                                   PERCENT CHANGE
                                                                                ---------------------
                                               1993        1992       1991      1992-'93     1991-'92
                                              -------     ------     ------     --------     --------
                                                              (DOLLARS IN THOUSANDS)
OPERATING PROFIT:
Pipelines...................................  $ 8,561     $5,671     $3,331       + 51         + 70
Gas marketing...............................    2,862        784          9       +265          N/A
Gas processing..............................      518      2,157      3,093       - 76         - 30
Operating and construction services.........    2,124        445      1,451       +377         - 69
                                              -------     ------     ------       ----         ----
                                              $14,065     $9,057     $7,884       + 55         + 15
                                              -------     ------     ------       ----         ----
                                              -------     ------     ------       ----         ----
OPERATING DATA:
Average daily volumes (MMcf):
  Gas gathering.............................      311        196        193       + 59         +  2
  Partnership systems (net).................      117        102         91       + 15         + 12
  Gas marketing.............................      446        290        250       + 54         + 16
Gas processing(*):
  Average daily inlet volumes (MMcf)........      273        243        247       + 12         -  2
  Average daily net production (Bbl)........    3,305      3,198      3,453       +  3         -  7

- ---------------
(*) 1993 data includes contributions from two small onshore Texas plants for the first time.

     In the pipeline and marketing segment, operating profit increased in 1993 over 1992 due primarily to improvements in the pipelines and gas marketing areas and as a result of profits recognized from a pipeline construction project. These contributions more than offset a decline in operating profit in the gas processing area.

     Operating profit in the pipelines area, which includes the Company's interests in two partnership systems, improved due primarily to increased volumes transported through four new gas gathering systems, two acquired in June 1992 and two acquired as part of the Mid-South Acquisition in December 1992. An increase in volumes delivered by the Company's partnership systems also contributed to the improvement.

     In the gas marketing area, operating profit improved in 1993 due to a 54% increase in sales volumes primarily as a result of increases in the E&P segment's natural gas production discussed earlier and a 13% increase in margins.

     The Company recognized operating profit in 1993 on a pipeline construction project; an 8.7 mile, 16-inch gas pipeline that the Company constructed for an international exploration company from a platform to a gathering pipeline offshore Louisiana. The project was completed in early 1994.

     Operating profit in the gas processing area declined in 1993 primarily due to increases in natural gas costs and significant declines in prices received for extracted products.

     Operating profit in the pipeline and marketing segment increased in 1992 as compared to 1991 due to improvements in the pipelines and gas marketing areas which more than offset declines in the construction and gas processing areas.

     Operating profit in the pipelines area improved primarily due to increased volumes delivered by the Company's partnership systems. Volumes transported through the two gas gathering systems acquired in June 1992 also contributed to the improvement.

     In the gas marketing area, operating profit improved due to increased sales volumes and higher margins. Operating profit from gas processing declined 30% during 1992 as a result of lower average natural gas liquids prices coupled with higher average natural gas prices. In addition, net natural gas liquids production decreased because one significant producer elected to recover ethane in 1992. The absence of construction profits comparable to those recognized in 1991 also had a negative impact on 1992 operating profit.

     Historically, the Company has not been engaged in pipeline construction projects on a regularly recurring basis. The Company currently has no construction projects pending; however, several projects are actively being pursued.

ALASKA TRANSMISSION AND DISTRIBUTION

                                                                                     PERCENT CHANGE
                                                                                  --------------------
                                                1993        1992        1991      1992-'93    1991-'92
                                              --------    --------    --------    --------    --------
                                                   (DOLLARS IN THOUSANDS EXCEPT PER UNIT AMOUNTS)
Revenues....................................  $107,244    $109,598    $129,615       - 2        - 15
Cost of gas sold............................    59,898      59,999      81,935        --        - 27
Operations and maintenance expense..........    20,880      19,976      19,678       + 5        +  2
Depreciation, depletion and amortization....     7,511       7,184       6,978       + 5        +  3
                                              --------    --------    --------      ------      ------
Operating profit............................  $ 18,955    $ 22,439    $ 21,024       -16        +  7
                                              --------    --------    --------      ------      ------
                                              --------    --------    --------      ------      ------
OPERATING DATA:
Degree days (*).............................     9,382      10,653      10,178       -12        +  5
Volumes (Bcf):
  Gas Sold..................................      28.9        30.9        35.3       - 6        - 12
  Gas Transported...........................      11.3        10.2         4.3       +11        +137
  Combined..................................      40.2        41.1        39.6       - 2        +  4
Margins ($ per Mcf):
  Gas Sold..................................      1.49        1.47        1.32       + 1        + 11
  Gas Transported...........................      0.36        0.40        0.27       -10        + 48
  Combined..................................      1.17        1.20        1.20       - 2          --
Year-end customers..........................    88,200      86,400      84,800       + 2        +  2

- ---------------
(*) A measure of weather severity calculated by subtracting the mean temperature for each day from 65 degrees Fahrenheit. More degree days equate to colder weather.

     Operating profit of the Alaska transmission and distribution segment (ENSTAR Natural Gas Company, a division of the Company, and Alaska Pipeline Company, a wholly owned subsidiary (collectively referred to herein as "ENSTAR Alaska")) for the year ended December 31, 1993 declined from 1992 primarily due to unusually warm weather in the utility's market area.

     ENSTAR Alaska's gas sales revenues and the associated cost of gas sold both declined for the year ended December 31, 1992 from the 1991 period. In the fourth quarter of 1991, one large utility customer began purchasing gas directly from gas producers. However, ENSTAR Alaska currently transports the utility's gas supplies for a transportation fee that approximates the price at which ENSTAR Alaska sold gas to the utility previously, less the cost of that gas. Accordingly, operating profit for the Alaska transmission and distribution segment was not materially affected by these factors in 1992. However, operating profit for 1992 improved over 1991 as a result of higher non-power customer demand due to an increase in customers and colder temperatures.

     Future operating profit for this segment will be affected by weather, regulatory action and customer growth in ENSTAR Alaska's service area. The Company expects customer growth to continue to be relatively modest. During the 1993 summer construction season, approximately 55 miles of new distribution pipeline were installed to connect some 1,800 new customers.

OTHER (INCOME) EXPENSE

                                                                                     PERCENT CHANGE
                                                                                   -------------------
                                                    1993       1992       1991     1992-'93   1991-'92
                                                   -------    -------    -------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
General and administrative.......................  $11,666    $10,099    $ 8,427     + 16       + 20
Interest expense.................................   36,753     17,574     17,875     +109       -  2
Interest income and other........................   (5,708)    (4,705)    (1,426)    + 21       +230
                                                   -------    -------    -------   --------   --------
                                                   $42,711    $22,968    $24,876     + 86       -  8
                                                   -------    -------    -------   --------   --------
                                                   -------    -------    -------   --------   --------

     General and administrative expenses increased for the year ended December 31, 1993 in comparison to 1992 due to costs associated with three compensation plans, one for outside directors, one for key managers, and the other for all Company employees, that are tied directly to the price of the Seagull Common Stock. The closing price of Seagull Common Stock increased from $15.563 (adjusted for Stock Split) at December 31, 1992 to $25.375 at December 31, 1993. Also, increases in other payroll related expenses contributed to the increase in general and administrative expenses in 1993. These increases were partially offset by a decline in costs related to potential acquisitions which were not consummated.

     On December 31, 1992, the Company incurred additional debt to finance the Mid-South Acquisition. In addition, a large portion of the Company's outstanding floating rate debt was refinanced in July 1993 with longer term debt bearing interest at fixed rates which were somewhat higher than the floating rates in effect for the debt being replaced. As a result of these transactions, the Company's interest expense and overall average interest rate increased for 1993.

     Interest income and other for 1993 includes a pre-tax gain of approximately $3.8 million relating to sales of nonstrategic oil and gas producing properties. Net proceeds from the sales totaled approximately $13.0 million, resulting in an after-tax gain of approximately $2.8 million, or $0.08 per share. The parcels sold had proven reserves estimated at approximately 19 Bcf of natural gas equivalents.

     General and administrative expenses increased for the year ended December 31, 1992 in comparison to 1991 as a result of increases in payroll related expenses and a charge of approximately $1.2 million for costs related to a potential acquisition which was not consummated.

     During the first quarter of 1992, the Company incurred approximately $400,000 in severance expenses (included in general and administrative expenses and operations and maintenance costs) when the Company reduced its non-Alaskan workforce by more than 10 percent. The workforce reduction was primarily a result of the depressed state of natural gas demand and prices in early 1992, coupled with a decrease in planned capital spending for 1992. The Company's workforce temporarily increased by approximately 240 employees as a result of the Mid-South Acquisition on December 31, 1992. The Company has retained a sizeable group of these employees. All severance expenses incurred in connection with any workforce reductions in the Mid-South area during 1993 were paid by Arkla. No additional workforce reductions are currently planned.

     Interest expense declined approximately 15% for the year ended December 31, 1992 in comparison to 1991 as a result of a decrease in the level of debt outstanding during the year as well as a decline in the overall average interest rate. This decline, however, was substantially offset by a fourth quarter 1992 charge to interest expense resulting from the expensing of $2.3 million in unamortized debt acquisition costs relating to the repayment of the Company's then existing revolving credit line in connection with the Mid-South Acquisition.

     Interest income and other for the year ended December 31, 1992 includes $4.6 million relating to the Seismic Litigation Settlement resulting from a claim made by the Company that certain of the seismic data acquired by it in connection with its acquisition of HO&M was actually delivered to other purchasers. In accordance with the settlement agreement, the Company received a cash payment in July 1992 of $2.6 million and will receive up to $5 million in pipeline business accommodations through December 31, 1995. If less than $3 million of business accommodations are realized, the Company will receive a cash payment in early 1996 equal to the difference between $3 million and the sum of the business accommodations realized. The

$4.6 million in 1992 income includes the $2.6 million cash payment plus the present value of the $3 million guaranteed minimum payment for business accommodations less certain expenses.

INCOME TAXES

     The Company's effective tax rate of 18.3% for the year ended December 31, 1993 was substantially lower than the statutory federal tax rate of 35% primarily because the Company utilized approximately $4.8 million in credits allowed under Section 29 of the Internal Revenue Code of 1986, as amended, to reduce its 1993 regular income tax liability. The Section 29 (Tight Sands) credits are allowed for production of fuels derived from nonconventional sources that are sold to nonrelated parties.

     The effect of utilizing the Section 29 credits discussed above more than offset the effect of an increase in the federal corporate tax rate from 34% to 35% called for in recently enacted tax legislation. The effect of this rate change was an increase in the Company's 1993 provision for federal income taxes of approximately $1.3 million.

     The provision for income taxes for 1993 and 1992 is not comparable to 1991 due to the Company's adoption of SFAS No. 109 effective January 1, 1992. This SFAS requires the use of the "liability method," which bases the amount of current and future taxes payable on events recognized in the consolidated financial statements and under existing tax laws. The Company recognized the cumulative effect of this change in accounting principle in the line item entitled "Cumulative Effect of Changes in Accounting Principles" in the accompanying consolidated statement of earnings for the year ended December 31, 1992. Accordingly, periods prior to January 1, 1992 were not restated to reflect this change.

                        LIQUIDITY AND CAPITAL RESOURCES

     Capital expenditures for 1993 were substantially higher than those for 1992 due to significant increases in the Company's exploitative activities, primarily resulting from the large number of prospects acquired in connection with the Mid-South Acquisition, and the Company's exploratory activities in response to improvements in prices received and demand for natural gas. The Company's E&P activities and related capital expenditures had been dramatically reduced in 1992 as a result of unacceptable natural gas prices early in the year.

     Capital expenditures for 1993, 1992 and 1991 were as follows:

                                                                                   PERCENT CHANGE
                                                                                ---------------------
                                           1993         1992         1991       1992-'93     1991-'92
                                         --------     --------     --------     --------     --------
                                                            (DOLLARS IN THOUSANDS)
CAPITAL EXPENDITURES:
  Exploration and production:
     Lease acquisitions................  $  7,396     $  5,396     $  4,446       + 37         + 21
     Exploration.......................    26,824        8,378       15,053       +220         - 44
     Development.......................    63,598       18,341       38,960       +247         - 53
                                         --------     --------     --------     --------     --------
                                           97,818       32,115       58,459       +205         - 45
  Pipeline and marketing...............     2,115        1,622          634       + 30         +156
  Alaska transmission and
     distribution......................    10,094        9,024       10,492       + 12         - 14
  Corporate............................     2,015          890        2,124       +126         - 58
                                         --------     --------     --------     --------     --------
                                         $112,042     $ 43,651     $ 71,709       +157         - 39
                                         --------     --------     --------     --------     --------
                                         --------     --------     --------     --------     --------
ACQUISITIONS, NET OF CASH ACQUIRED:
  Exploration and production...........  $ 29,470     $391,531     $201,767       - 92         + 94
  Pipeline and marketing...............        --       10,357           --        N/A          N/A
                                         --------     --------     --------     --------     --------
                                         $ 29,470     $401,888     $201,767       - 93         + 99
                                         --------     --------     --------     --------     --------
                                         --------     --------     --------     --------     --------

     In October 1993, the Company purchased an interest in a producing natural gas field in East Texas for approximately $26.6 million, effective September 1, 1993. The interest purchased contained proved reserves estimated at approximately 28.3 Bcf of natural gas and approximately 143,000 Bbl of condensate, or the equivalent of 29.2 Bcf of natural gas as of the October 1993 closing date.

     Plans for 1994 call for capital expenditures of approximately $173 million, including about $160 million in exploration and production. The Company anticipates spending approximately $100 million for development, $10 million for lease acquisitions and $50 million will be devoted to exploration.

     The growth in the E&P segment over the past six years has been accomplished primarily through acquisitions financed initially by bank borrowings; however, since August 1990, the Company has reduced borrowings under existing bank facilities by $520 million with net proceeds received from three separate Seagull Common Stock offerings and the July 1993 sale of Senior and Senior Subordinated Notes discussed below, all in underwritten public offerings. See Notes 6 and 9 of Notes to Consolidated Financial Statements beginning on page 16 of this Exhibit.

     In connection with the Mid-South Acquisition, the Company entered into a credit agreement (the "Credit Agreement") with a group of major U.S. and international banks (the "Banks"). The Credit Agreement provided for a $150 million term loan, which was repaid in full in February 1993 with the net proceeds of approximately $164 million from the sale of 5,060,000 shares (10,120,000 shares after the Stock Split) of Seagull Common Stock, and a $475 million revolving credit line. See Notes 2, 6 and 9 of Notes to Consolidated Financial Statements beginning on page 16 of this Exhibit.

     In June 1993, the Company amended and restated the Credit Agreement converting the facility into a single revolving credit facility (the "Revolver") with a total commitment of $475 million and a final maturity of December 31, 1999.

     Under the terms of the Revolver, the commitments thereunder begin to decline on March 31, 1996 in equal quarterly reductions of $27.5 million and a final reduction of $62.5 million on December 31, 1999. The amount of senior indebtedness available to the Company under the provisions of the Revolver is subject to a borrowing base (the "Borrowing Base") based upon the proved reserves of the Company's exploration and production segment and the financial performance of the Company's other business segments. The Borrowing Base is generally determined annually, but may be redetermined, at the option of either the Company or the Banks, one additional time each year, and will be redetermined upon the sale of certain assets included in the Borrowing Base.

     As of January 4, 1994, immediately following the Seagull Canada Acquisition, the available commitment under the Revolver is subject to a $610 million Borrowing Base and is determined after consideration of outstanding borrowings under the Company's other senior debt facilities. As of February 28, 1994, borrowings outstanding under the Revolver were $188.5 million, leaving immediately available unused commitments of approximately $141.1 million, net of outstanding letters of credit of $2.2 million, $100 million of borrowings outstanding under the Senior Notes discussed below, the nominated maximum borrowing availability of $160 million under the Canadian Credit Agreement discussed below, and $18.2 million in borrowings outstanding under the Company's money market facilities.

     In connection with the Seagull Canada Acquisition, Seagull Energy Canada Ltd. ("Seagull Canada"), the indirect wholly owned subsidiary of the Company which acquired Novalta, entered into a new $175 million reducing revolving credit facility (the "Canadian Credit Agreement") with a group of 10 Canadian affiliates of major U.S. and international banks. The Canadian Credit Agreement provides for dual currency borrowings in U.S. and Canadian dollars with a nominated maximum borrowing availability of $160 million, which may be increased or decreased by the Company at any time pursuant to provisions of the Canadian Credit Agreement, up to a maximum commitment of $175 million. The Canadian Credit Agreement matures on December 31, 1999 and commitments thereunder begin to decline on March 31, 1996 in equal quarterly reductions of $10,937,500. As of January 4, 1994, immediately following the Seagull Canada Acquisition, approximately $152 million in borrowings were outstanding under this facility.

     In July 1993, the Company sold $100 million of senior notes (the "Senior Notes") and $150 million of senior subordinated notes (the "Senior Subordinated Notes") (collectively the "Notes"). The Senior Notes bear interest at 7 7/8% per annum, are not redeemable prior to maturity or subject to any sinking fund and mature on August 1, 2003. The Senior Subordinated Notes bear interest at 8 5/8% per annum, are not subject to any sinking fund and mature on August 1, 2005. On or after August 1, 2000, the Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at redemption prices declining from 102.59% in 2000 to 100.00% in 2003 and thereafter. The Notes were issued at par and interest is paid semi-annually. Net proceeds from the offering, totaling approximately $245.0 million, were used to repay borrowings outstanding under the Revolver.

     In addition to the facilities discussed above, the Company has money market facilities with two major U.S. banks with a combined maximum commitment of $70 million. These lines of credit bear interest at rates made available by the banks at their discretion and may be canceled at either the Company's or the banks' discretion. The lines are subject to annual renewal.

     Management believes that the Company's capital resources will be sufficient to finance current and forecasted operations. However, the Company continues to actively pursue potential acquisitions and, depending upon the size and terms of any such acquisition, additional financing may be required.

     To date, compliance with applicable environmental and safety regulations by the Company has not required any significant capital expenditures or materially affected its business or earnings. The Company believes it is in substantial compliance with environmental and safety regulations and foresees no material expenditures in the future; however, the Company is unable to predict the impact that compliance with future regulations may have on capital expenditures, earnings and competitive position.

                           SEAGULL ENERGY CORPORATION

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                (DOLLARS IN THOUSANDS EXCEPT
                                                                     PER SHARE AMOUNTS)
Revenues:
  Exploration and production...............................  $227,437     $ 91,991     $ 81,099
  Pipeline and marketing...................................    42,484       37,240       37,823
  Alaska transmission and distribution.....................   107,244      109,598      129,615
                                                             --------     --------     --------
                                                              377,165      238,829      248,537
                                                             --------     --------     --------
Costs of Operations:
  Alaska transmission and distribution cost of gas sold....    59,898       59,999       81,935
  Cost of other gas sold...................................     2,660        3,888        5,913
  Operations and maintenance...............................   104,797       71,923       68,377
  Exploration charges......................................    17,265        9,905        9,227
  Depreciation, depletion and amortization.................   116,556       63,231       52,902
                                                             --------     --------     --------
                                                              301,176      208,946      218,354
                                                             --------     --------     --------
Operating Profit...........................................    75,989       29,883       30,183
Other (Income) Expense:
  General and administrative...............................    11,666       10,099        8,427
  Interest expense.........................................    36,753       17,574       17,875
  Interest income and other................................    (5,708)      (4,705)      (1,426)
                                                             --------     --------     --------
                                                               42,711       22,968       24,876
                                                             --------     --------     --------
Earnings Before Income Taxes and Cumulative Effect of
  Changes in Accounting Principles.........................    33,278        6,915        5,307
Income Taxes...............................................     6,080        2,500          200
                                                             --------     --------     --------
Earnings Before Cumulative Effect of Changes in Accounting
  Principles...............................................    27,198        4,415        5,107
Cumulative Effect of Changes in Accounting Principles......        --        2,273           --
                                                             --------     --------     --------
Net Earnings...............................................  $ 27,198     $  6,688     $  5,107
                                                             --------     --------     --------
                                                             --------     --------     --------
Earnings Per Share:
  Earnings before cumulative effect of changes in
     accounting principles.................................  $   0.76     $   0.17     $   0.23
  Cumulative effect of changes in accounting principles....        --         0.09           --
                                                             --------     --------     --------
  Net Earnings.............................................  $   0.76     $   0.26     $   0.23
                                                             --------     --------     --------
                                                             --------     --------     --------
Weighted Average Number of Common Shares Outstanding (in
  thousands)...............................................    35,790       25,583       22,692
                                                             --------     --------     --------
                                                             --------     --------     --------

          See Accompanying Notes to Consolidated Financial Statements.

                           SEAGULL ENERGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                            DECEMBER 31,
                                                                      -------------------------
                                                                         1993           1992
                                                                      ----------     ----------
                                                                      (DOLLARS IN THOUSANDS)
Current Assets:
  Cash and cash equivalents.........................................  $    5,572     $    3,882
  Accounts receivable, net..........................................      98,734         89,823
  Inventories.......................................................       4,382          4,153
  Prepaid expenses and other........................................       6,520            926
                                                                      ----------     ----------
       Total Current Assets.........................................     115,208         98,784
Property, Plant and Equipment -- at cost (successful efforts method
  for gas and oil properties).......................................   1,278,701      1,191,575
Accumulated Depreciation, Depletion and Amortization................     345,512        253,773
                                                                      ----------     ----------
                                                                         933,189        937,802
Other Assets........................................................      69,854         66,378
                                                                      ----------     ----------
Total Assets........................................................  $1,118,251     $1,102,964
                                                                      ----------     ----------
                                                                      ----------     ----------
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..................................................  $   84,904     $   99,520
  Accrued expenses..................................................      30,134         12,713
  Prepaid gas and oil sales.........................................       7,590         27,933
  Current maturities of long-term debt..............................       1,538          3,743
                                                                      ----------     ----------
       Total Current Liabilities....................................     124,166        143,909
Long-Term Debt......................................................     459,787        608,011
Other Noncurrent Liabilities........................................      66,785         80,928
Deferred Income Taxes...............................................      28,134         26,443
Shareholders' Equity:
  Common Stock, $.10 par value; authorized 100,000,000 shares (1993)
     and 40,000,000 shares (1992); issued 36,378,659 shares (1993)
     and 12,977,257 shares (1992)...................................       3,638          1,298
  Additional paid-in capital........................................     324,192        158,503
  Retained earnings.................................................     120,713         93,515
  Less -- note receivable from employee stock ownership plan........      (6,029)        (6,508)
  Less -- 326,812 shares (1993) and 163,406 shares (1992) of Common
     Stock held in Treasury, at cost................................      (3,135)        (3,135)
                                                                      ----------     ----------
       Total Shareholders' Equity...................................     439,379        243,673
Commitments and Contingencies.......................................
                                                                      ----------     ----------
Total Liabilities and Shareholders' Equity..........................  $1,118,251     $1,102,964
                                                                      ----------     ----------
                                                                      ----------     ----------

          See Accompanying Notes to Consolidated Financial Statements.

                           SEAGULL ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                            1993          1992          1991
                                                          ---------     ---------     ---------
                                                                 (DOLLARS IN THOUSANDS)
Operating Activities:
  Net earnings..........................................  $  27,198     $   6,688     $   5,107
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Cumulative effect of changes in accounting
       principles.......................................         --        (2,273)           --
     Depreciation, depletion and amortization...........    119,544        65,238        54,811
     Amortization of loan acquisition costs.............      4,261         2,927           745
     Deferred income taxes..............................      1,050         2,305           438
     Dry hole expense...................................     10,534         5,232         4,195
     Gain on sales of property, plant and equipment.....     (3,929)         (177)          (46)
     Distributions in excess of earnings from
       partnerships.....................................      1,506           872           888
     Other..............................................        598           556           516
                                                          ---------     ---------     ---------
                                                            160,762        81,368        66,654
  Changes in operating assets and liabilities, net of
     acquisitions:
     Decrease (Increase) in accounts receivable, net....     (7,029)        5,039        (1,764)
     Decrease (Increase) in inventories, prepaid
       expenses and other...............................        757          (457)       (1,089)
     Increase (Decrease) in accounts payable............    (16,292)      (11,334)        7,781
     Decrease in prepaid gas and oil sales..............    (27,933)           --            --
     Increase (Decrease) in accrued expenses and
       other............................................      9,496        (2,429)       (1,809)
                                                          ---------     ---------     ---------
       Net Cash Provided By Operating Activities........    119,761        72,187        69,773
Investing Activities:
  Capital expenditures..................................   (112,042)      (43,651)      (71,709)
  Acquisitions, net of cash acquired....................    (29,470)     (401,888)     (201,767)
  Proceeds from sales of property, plant and
     equipment..........................................     13,428         1,347         1,394
                                                          ---------     ---------     ---------
       Net Cash Used In Investing Activities............   (128,084)     (444,192)     (272,082)
Financing Activities:
  Proceeds from revolving lines of credit and other
     borrowings.........................................    599,490       756,500       365,900
  Principal payments on revolving lines of credit and
     other borrowings...................................   (750,039)     (369,877)     (198,205)
  Fees paid to acquire financing........................     (6,535)      (18,282)       (3,201)
  Proceeds from sales of common stock...................    166,140           794        37,571
  Purchase of treasury stock............................         --          (210)           --
  Other.................................................        957           765         1,272
                                                          ---------     ---------     ---------
       Net Cash Provided By Financing Activities........     10,013       369,690       203,337
                                                          ---------     ---------     ---------
       Increase (Decrease) In Cash And Cash
          Equivalents...................................      1,690        (2,315)        1,028
Cash And Cash Equivalents At Beginning Of Year..........      3,882         6,197         5,169
                                                          ---------     ---------     ---------
Cash And Cash Equivalents At End Of Year................  $   5,572     $   3,882     $   6,197
                                                          ---------     ---------     ---------
                                                          ---------     ---------     ---------

          See Accompanying Notes to Consolidated Financial Statements.

                           SEAGULL ENERGY CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                              ADDITIONAL                NOTE
                                     COMMON    PAID-IN     RETAINED   RECEIVABLE  TREASURY
                                     STOCK     CAPITAL     EARNINGS   FROM ESOP    STOCK      TOTAL
                                     ------   ----------   --------   ---------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
January 1, 1991....................  $1,137    $ 119,924   $ 81,720    $(7,340)   $ (2,925)  $192,516
  Net earnings.....................     --            --      5,107         --          --      5,107
  Issuance of common stock,
     1,500,000 shares..............    150        36,586         --         --          --     36,736
  Exercise of employee stock
     options, 60,304 shares........      6           829         --         --          --        835
  Repayment of Note Receivable by
     ESOP..........................     --            --         --        396          --        396
  Other............................     --           207         --         --          --        207
                                     ------   ----------   --------   ---------   --------   --------
December 31, 1991..................  1,293       157,546     86,827     (6,944)     (2,925)   235,797
  Net earnings.....................     --            --      6,688         --          --      6,688
  Purchase of treasury stock, 9,438
     shares........................     --            --         --         --        (210)      (210)
  Exercise of employee stock
     options, 50,235 shares........      5           789         --         --          --        794
  Repayment of Note Receivable by
     ESOP..........................     --            --         --        436          --        436
  Other............................     --           168         --         --          --        168
                                     ------   ----------   --------   ---------   --------   --------
December 31, 1992..................  1,298       158,503     93,515     (6,508)     (3,135)   243,673
  Net earnings.....................     --            --     27,198         --          --     27,198
  Issuance of common stock,
     5,060,000 shares..............    506       163,131         --         --          --    163,637
  Two-for-one stock split..........  1,807        (1,807)        --         --          --         --
  Exercise of employee stock
     options, 271,645 shares.......     27         2,476         --         --          --      2,503
  Repayment of Note Receivable by
     ESOP..........................     --            --         --        479          --        479
  Other............................     --         1,889         --         --          --      1,889
                                     ------   ----------   --------   ---------   --------   --------
December 31, 1993..................  $3,638    $ 324,192   $120,713    $(6,029)   $ (3,135)  $439,379
                                     ------   ----------   --------   ---------   --------   --------
                                     ------   ----------   --------   ---------   --------   --------

          See Accompanying Notes to Consolidated Financial Statements.

                           SEAGULL ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX                                                                                      PAGE
- -----                                                                                      ----
  1.      Summary of Significant Accounting Policies.....................................   16
  2.      Acquisitions...................................................................   18
  3.      Property, Plant and Equipment..................................................   19
  4.      Supplemental Gas and Oil Producing Activities (Unaudited)......................   19
  5.      Other Noncurrent Assets........................................................   23
  6.      Long-Term Debt.................................................................   25
  7.      Other Noncurrent Liabilities...................................................   28
  8.      Fair Value of Financial Instruments............................................   29
  9.      Shareholders' Equity...........................................................   30
 10.      Stock Option Plans.............................................................   30
 11.      Employee Benefit Plans.........................................................   31
 12.      Interest Income and Other......................................................   33
 13.      Income Taxes...................................................................   34
 14.      Business Segments..............................................................   37
 15.      Selected Quarterly Financial Data (Unaudited)..................................   38
 16.      Commitments and Contingencies..................................................   38
 17.      Subsequent Events..............................................................   39

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation. The accompanying consolidated financial statements include the accounts of Seagull Energy Corporation and Subsidiaries (the "Company"), all of which are wholly owned. All significant intercompany transactions have been eliminated.

     The results of operations of Seagull Mid-South Inc. ("Seagull Mid-South"), formerly Arkla Exploration Company ("Arkla Exploration") have been included with those of the Company since December 31, 1992, and the results of operations of certain gas and oil assets (the "Mid-Continent Assets") purchased from Mesa Limited Partnership, a predecessor of Mesa, Inc., ("Mesa") have been included with those of the Company since March 8, 1991, the respective acquisition dates (See Note 2).

     Partnerships in which the Company holds a 50% interest or less are accounted for using the equity method.

     Regulation. The Company operates in Alaska through ENSTAR Natural Gas Company ("ENG"), a division of the Company, and Alaska Pipeline Company ("APC"), a wholly owned subsidiary (collectively referred to herein as "ENSTAR Alaska"). ENSTAR Alaska is subject to regulation by the Alaska Public Utilities Commission ("APUC"), which has jurisdiction over, among other things, rates, accounting procedures and standards of service.

     Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Supplemental Disclosures of Cash Flow Information.

                                                                    YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1993        1992        1991
                                                                --------    --------    --------
                                                                     (DOLLARS IN THOUSANDS)
Cash paid during the year for:
  Interest, net of amount capitalized.........................  $ 26,753    $ 19,079    $ 16,114
  Income taxes................................................  $  7,140    $    878    $  3,748

                           SEAGULL ENERGY CORPORATION

     Inventories. Materials and supplies are valued at the lower of average cost or market value (net realizable value). Inventories of hydrocarbon products are valued on a first-in, first-out (FIFO) basis at the lower of cost or market value.

     Gas And Oil Properties. The Company uses the successful efforts method of accounting for its gas and oil operations. The costs of unproved leaseholds are capitalized pending the results of exploration efforts. Unproved leaseholds with significant acquisition costs are assessed periodically, on a property-by-property basis, and a loss is recognized to the extent, if any, that the cost of the property has been impaired. Unproved leaseholds whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to ultimately prove nonproductive, based on experience, is amortized over an average holding period. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. Exploratory dry holes and geological and geophysical charges are expensed. Depletion of proved leaseholds and amortization and depreciation of the costs of all development and successful exploratory drilling are provided by the unit-of-production method based upon estimates of proved gas and oil reserves on a field-by-field basis. Estimated costs (net of salvage value) of dismantling and abandoning gas and oil production facilities are computed and included in depreciation and depletion using the unit-of-production method. The total estimated future dismantlement and abandonment cost being amortized as of December 31, 1993 was approximately $23.2 million. On a world-wide basis, should the net capitalized costs exceed the estimated future undiscounted after tax net cash flows from proved gas and oil reserves, such excess costs would be charged to expense.

     Other Property, Plant And Equipment. Depreciation of gas gathering pipeline facilities is computed principally using the unit-of-production method based on the estimated proved reserves to be transported through the pipeline facility. Depreciation of the utility plant, gas processing plants and other property is computed using the straight-line method over their estimated useful lives, which vary from 3 to 33 years. Gain or loss on sale or disposition of non-utility property is credited or charged to interest income and other.

     Utility plant facilities are subject to APUC regulation. When utility properties are disposed of or otherwise retired, the original cost of the property, plus cost of retirement, less salvage value, is charged to accumulated depreciation.

     Maintenance, repairs and renewals are charged to operations and maintenance expense except that renewals which extend the life of the property are capitalized.

     Treasury Stock. The Company follows the cost method of accounting for treasury stock transactions.

     Revenue Recognition. The Company records revenue following the entitlement method of accounting for production gas imbalances.

     The Company constructs pipeline systems for third parties and recognizes profits on construction under the percentage-of-completion method.

     ENSTAR Alaska's operating revenues are based on rates authorized by the APUC which are applied to customers' consumption of natural gas. ENSTAR Alaska records unbilled revenue, including amounts to be billed under a purchased gas adjustment clause, at the end of each accounting period.

     General and Administrative Expense. General and administrative expenses represent various overhead costs of corporate departments. All overhead expenses directly related to the operations of the Company's business segments are included in operations and maintenance costs and exploration charges.

     Interest Rate Swap Agreements. The Company has entered into interest rate swap agreements to manage the impact of changes in interest rates. The differential interest to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as a component of interest expense.

                           SEAGULL ENERGY CORPORATION

     Income Taxes. Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. This SFAS requires the use of the liability method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

     Prior to January 1, 1992, the Company used the deferral method of accounting for income taxes, under which deferred taxes were provided for all material timing differences arising from the recognition of certain items of income and expense in different accounting periods for tax and financial accounting purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes were not adjusted for subsequent changes in tax rates.

     Earnings per Share. The weighted average number of common shares outstanding for the computation of earnings per share for the year ended December 31, 1993 gives effect to the assumed exercise of dilutive stock options as of the beginning of the year. The effect of dilutive stock options is insignificant on the earnings per share computations for the years ended December 31, 1992 and 1991.

     On June 4, 1993, the Company effected, in the form of a 100 percent stock dividend, a two-for-one stock split (the "Stock Split") of all the issued shares of the Company's common stock ("Seagull Common Stock"). The weighted average number of common shares outstanding and per share amounts for all periods have been restated to reflect the Stock Split. All share amounts included in the consolidated balance sheets and consolidated statements of shareholders' equity as of dates prior to June 4, 1993 were not adjusted to reflect the Stock Split.

     Changes in Financial Presentation. Certain reclassifications have been made in the 1992 and 1991 financial statements to conform to the presentation used in 1993.

2. ACQUISITIONS

     Seagull Mid-South Inc. On December 31, 1992, the Company purchased all of the outstanding capital stock of Arkla Exploration from Arkla, Inc. ("Arkla") for approximately $397 million in cash, subject to certain customary post-closing adjustments (the "Mid-South Acquisition"). The purchase price was adjusted for, among other things, certain title defects and an adjustment relating to the net aggregate gas imbalances attributable to Arkla Exploration's interest in the properties it owned. The final adjusted purchase price was approximately $393 million. The acquisition was accounted for as a purchase.

     Seagull Mid-South's assets (the "Mid-South Properties") consist almost exclusively of natural gas and oil reserves and developed and undeveloped lease acreage concentrated principally in a small number of fields located in Arkansas, Louisiana, Mississippi, Oklahoma and Texas. Arkla Exploration entered into prepaid gas and oil sales contracts prior to its acquisition by the Company. As of December 31, 1992, Seagull Mid-South was obligated to deliver for no future consideration approximately 13 billion cubic feet ("Bcf") of gas and approximately one million barrels ("MMbbl") of oil and condensate pursuant to these contracts over periods expiring January 31, 1994 and June 30, 1995, respectively. As of December 31, 1993, approximately 620 million cubic feet ("MMcf") of gas and 529,000 barrels of oil and condensate remain to be delivered under these contracts.

     Mid-Continent Assets. On March 8, 1991, the Company purchased the Mid-Continent Assets from Mesa for approximately $199 million in cash after certain adjustments. In addition, the Company and Mesa entered into a contingent gas price payment agreement at the closing pursuant to which the Company would generally pay an additional $450,000 (up to a maximum of $25 million) for each $.01 that the weighted average

                           SEAGULL ENERGY CORPORATION
wellhead price, as defined, of natural gas sold from the Mid-Continent Assets exceeds $1.80 per thousand cubic feet ("Mcf") for the three year period ending December 31, 1993. The estimated weighted average wellhead price, as defined, of natural gas sold for the three year period ended December 31, 1993 was $1.76 per Mcf. Based upon this estimated price, the Company does not anticipate that any payment will be required under the contingent gas price payment agreement. The Mid-Continent Assets include gas and oil interests generally located in Western Oklahoma and the Texas Panhandle and certain related assets. The acquisition was accounted for as a purchase.

     See Note 17 for information concerning the Company's acquisition of Novalta Resources Inc. ("Novalta") (the "Seagull Canada Acquisition") in January 1994.

3. PROPERTY, PLANT AND EQUIPMENT

     The major classes of the Company's property, plant and equipment are shown below:

                                                                            DECEMBER 31,
                                                                     --------------------------
                                                                        1993          1992
                                                                     ----------      ----------
                                                                       (DOLLARS IN THOUSANDS)
Gas and oil properties.............................................. $  972,460      $  888,178
Pipeline facilities.................................................     63,019          72,413
Gas processing plants...............................................     15,808          12,301
Utility plant.......................................................    216,883         208,419
Equipment and other.................................................     10,531          10,264
                                                                     ----------       ---------
                                                                     $1,278,701      $1,191,575
                                                                     ----------       ---------
                                                                     ----------       ---------

     Interest cost capitalized as property, plant and equipment amounted to approximately $0.9 million in 1993 and 1992 and $1.7 million in 1991. Total depreciation, depletion and amortization related to property, plant and equipment amounted to approximately $119.5 million, $65.2 million and $54.8 million in 1993, 1992 and 1991, respectively.

4. SUPPLEMENTAL GAS AND OIL PRODUCING ACTIVITIES (UNAUDITED)

         CAPITALIZED COSTS RELATING TO GAS AND OIL PRODUCING ACTIVITIES

                                                                              DECEMBER 31,
                                                                         -----------------------
                                                                           1993           1992
                                                                         --------       --------
                                                                         (DOLLARS IN THOUSANDS)

Proved properties......................................................  $956,604       $876,419
Unproved properties....................................................    15,856         11,759
                                                                         --------       --------
                                                                          972,460        888,178
Accumulated depreciation, depletion and amortization...................   224,451        137,201
                                                                         --------       --------
                                                                         $748,009       $750,977
                                                                         --------       --------
                                                                         --------       --------

                           SEAGULL ENERGY CORPORATION

              COSTS INCURRED IN GAS AND OIL PROPERTY ACQUISITION,
                     EXPLORATION AND DEVELOPMENT ACTIVITIES

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                  (DOLLARS IN THOUSANDS)
Acquisition of properties:
  Proved...................................................  $ 22,568     $455,970     $199,499
  Unproved.................................................     7,750        3,078        6,500
Exploration costs..........................................    26,824        8,378       15,053
Development costs..........................................    63,598       18,341       38,960
                                                             --------     --------     --------
                                                             $120,740     $485,767     $260,012
                                                             --------     --------     --------
                                                             --------     --------     --------

           RESULTS OF OPERATIONS FOR GAS AND OIL PRODUCING ACTIVITIES

                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1993        1992        1991
                                                               --------     -------     -------
                                                                   (DOLLARS IN THOUSANDS)
Revenues.....................................................  $227,437     $91,991     $81,099
Lifting costs:
  Lease operating expense....................................    28,806      15,334      14,946
  Workover expense...........................................     4,249       2,449       2,058
  Production taxes...........................................     9,133       4,045       3,531
  Transportation expenses....................................     7,764       2,757       1,827
  Ad valorem taxes...........................................     3,291       1,645       1,656
                                                               --------     -------     -------
                                                                 53,243      26,230      24,018
General operating expense....................................    10,408       4,614       3,933
Exploration charges..........................................    17,265       9,905       9,227
Depreciation, depletion and amortization.....................   103,552      52,855      42,646
                                                               --------     -------     -------
Operating profit (loss)......................................    42,969      (1,613)      1,275
Income tax expense (benefit)(*)..............................     7,851        (584)         48
                                                               --------     -------     -------
Results of operations from producing activities..............  $ 35,118     $(1,029)    $ 1,227
                                                               --------     -------     -------
                                                               --------     -------     -------

- ---------------

(*) Income tax expense is calculated by applying the current effective tax rate to operating profit.

                           SEAGULL ENERGY CORPORATION

                          RESERVE QUANTITY INFORMATION

                                                        YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------
                                         1993                     1992                    1991
                                 ---------------------    --------------------    --------------------
                                   GAS          OIL         GAS         OIL         GAS         OIL
                                  (MMCF)     (MBBL)(1)    (MMCF)     (MBBL)(1)    (MMCF)     (MBBL)(1)
                                 --------    ---------    -------    ---------    -------    ---------
Proved developed and
  undeveloped reserves:
  Beginning of year............   884,327      18,149     335,121      11,014     127,709       5,791
  Purchases of reserves in
     place.....................    34,350         198     573,526       6,691     167,098       4,639
  Sales of reserves in place...    (9,587)     (1,554)       (181)        (24)       (506)        (52)
  Revisions of previous
     estimates.................    24,924      (1,281)     (5,503)      1,548       7,675         982
  Extensions and discoveries...    83,158         972      19,501         199      66,051         990
  Production...................  (102,025)     (1,694)    (38,137)     (1,279)    (32,906)     (1,336)
                                 --------    ---------    -------    ---------    -------    ---------
  End of year(2)...............   915,147      14,790     884,327      18,149     335,121      11,014
                                 --------    ---------    -------    ---------    -------    ---------
                                 --------    ---------    -------    ---------    -------    ---------
Proved developed reserves:
  Beginning of year............   675,861      11,552     265,987       7,213     106,369       3,901
                                 --------    ---------    -------    ---------    -------    ---------
                                 --------    ---------    -------    ---------    -------    ---------
  End of year..................   693,610       9,362     675,861      11,552     265,987       7,213
                                 --------    ---------    -------    ---------    -------    ---------
                                 --------    ---------    -------    ---------    -------    ---------

- ---------------

(1) "Mbbl" represents one thousand barrels of oil.

(2) At December 31, 1993 and 1992, includes approximately 620 MMcf and 13 Bcf of gas, respectively, and 529 Mbbl and one MMbbl of oil, respectively, related to prepaid gas and oil sales.

     Proved reserves attributable to the properties obtained on January 4, 1994 in connection with the Seagull Canada Acquisition (see Note 17) were as follows:

                                                                            DECEMBER 31, 1993
                                                                            ------------------
                                                                              GAS        OIL
                                                                            (MMCF)      (MBBL)
                                                                            -------     ------
Proved developed and undeveloped reserves.................................  257,382     2,783
                                                                            -------     ------
                                                                            -------     ------
Proved developed reserves.................................................  236,945     2,529
                                                                            -------     ------
                                                                            -------     ------

     The Company's standardized measure of discounted future net cash flows and changes therein as of December 31, 1993, 1992 and 1991 are provided based on the present value of future net revenues from proved gas and oil reserves (all located in the United States prior to 1994) estimated by independent petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission. These estimates were computed by applying appropriate current prices for gas and oil to estimated future production of proved gas and oil reserves over the economic lives of the reserves and assuming continuation of existing economic conditions. Year end 1993 calculations were made utilizing average prices for natural gas and oil, condensate and natural gas liquids that existed at December 31, 1993 of $2.33 per Mcf and $12.13 per barrel ("Bbl"), respectively. Income taxes are computed by applying the statutory federal income tax rate to the net cash inflows relating to proved gas and oil reserves less the tax bases of the properties involved and giving effect to any net operating loss carryforwards, tax credits and allowances relating to such properties. The reserve volumes provided by the independent petroleum engineers are estimates only and should not be construed as being exact quantities. These reserves may or may not be recovered and may increase or decrease as a result of future operations of the Company and changes in market conditions.

                           SEAGULL ENERGY CORPORATION

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                                             DECEMBER 31,
                                                                       ------------------------
                                                                         1993           1992
                                                                       ---------      ---------
                                                                        (DOLLARS IN THOUSANDS)
Future cash inflows(*)..............................................  $2,318,243     $2,168,259
Future development costs............................................    (234,494)      (206,574)
Future production costs.............................................    (564,915)      (522,686)
                                                                      ----------     ----------
Future net cash flows before income taxes...........................   1,518,834      1,438,999
10% annual discount.................................................    (625,504)      (604,461)
                                                                      ----------     ----------
Discounted future net cash flows before income taxes................     893,330        834,538
Discounted income taxes.............................................    (165,682)      (140,090)
                                                                      ----------     ----------
Standardized measure of discounted future net cash flows(*).........  $  727,648     $  694,448
                                                                      ----------     ----------
                                                                      ----------     ----------

- ---------------

(*) At December 31, 1993 and 1992, future cash inflows include approximately
     $10.3 million and $38.3 million, respectively, for prepaid gas and oil sales made by Arkla Exploration prior to its acquisition by the Company. In addition, the standardized measure of discounted future net cash flows includes approximately $6.2 million and $23.7 million, respectively, relating to these prepaid sales. As discussed in Note 2, Seagull Mid-South was obligated, as of December 31, 1992, under prepaid gas and oil sales contracts to deliver for no future consideration approximately 13 Bcf of gas and approximately one MMbbl of oil and condensate over periods expiring January 31, 1994 and June 30, 1995, respectively. As of December 31, 1993, 620 MMcf of gas and 529 Mbbl of oil and condensate remain to be delivered under these contracts.

     The standardized measure of discounted future net cash flows relating to the properties obtained on January 4, 1994 in connection with the Seagull Canada Acquisition (see Note 17) is as follows:

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                                               DECEMBER 31, 1993
                                                                               -----------------
                                                                                  (DOLLARS IN
                                                                                  THOUSANDS)
Future cash inflows..........................................................      $ 493,067
Future development costs.....................................................        (22,113)
Future production costs......................................................       (121,425)
                                                                                   ---------
Future net cash flows before income taxes....................................        349,529
10% annual discount..........................................................       (160,085)
                                                                                   ---------
Discounted future net cash flows before income taxes.........................        189,444
Discounted income taxes......................................................        (62,149)
                                                                                   ---------
Standardized measure of discounted future net cash flows.....................      $ 127,295
                                                                                   ---------
                                                                                   ---------

                           SEAGULL ENERGY CORPORATION

           PRINCIPAL SOURCES OF CHANGE IN THE STANDARDIZED MEASURE OF
                        DISCOUNTED FUTURE NET CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1993          1992         1991
                                                            ---------     --------     --------
                                                                  (DOLLARS IN THOUSANDS)
Standardized measure of discounted future net cash flows,
  beginning of year.......................................  $ 694,448     $289,881     $158,757
  Purchases of reserves in place..........................     28,871      486,048      166,477
  Sales of reserves in place..............................    (13,679)        (259)        (776)
  Revisions of previous quantity estimates less related
     costs................................................     16,660       (4,155)      11,457
  Extensions and discoveries less related costs...........     87,345       13,760       56,308
  Net changes in prices and production costs..............     28,393       15,790      (48,457)
  Development costs incurred during period and changes in
     estimated future development costs...................     22,248        8,595       13,245
  Sales of gas and oil produced during period, net of
     lifting costs........................................   (174,194)     (65,761)     (57,081)
  Accretion of discount...................................     83,454       35,407       20,181
  Net change in income taxes..............................    (25,591)     (75,900)     (21,137)
  Other...................................................    (20,307)      (8,958)      (9,093)
                                                            ---------     --------     --------
                                                               33,200      404,567      131,124
                                                            ---------     --------     --------
Standardized measure of discounted future net cash flows,
  end of year.............................................  $ 727,648     $694,448     $289,881
                                                            ---------     --------     --------
                                                            ---------     --------     --------

5. OTHER NONCURRENT ASSETS

     Other assets include the following:

                                                                              DECEMBER 31,
                                                                           -------------------
                                                                            1993        1992
                                                                           -------     -------
                                                                         (DOLLARS IN  THOUSANDS)
Natural gas imbalances...................................................  $31,271     $35,418
Debt acquisition costs...................................................   19,007      17,305
Investments in partnerships..............................................    7,377       8,883
Acquisition costs -- Seagull Canada Acquisition..........................    7,745          --
Other....................................................................    4,454       4,772
                                                                           -------     -------
                                                                           $69,854     $66,378
                                                                           -------     -------
                                                                           -------     -------

     Natural Gas Imbalances. The Company records revenue following the entitlement method of accounting for production imbalances, in which any excess amount received above the Company's share is treated as a liability. If less than the Company's entitlement is received, the underproduction is recorded as an asset. The Company records revenue from gas marketing sales net of the cost of gas and third-party delivery fees, with any resulting transportation imbalances recorded as a current receivable or payable.

                           SEAGULL ENERGY CORPORATION

     The Company's natural gas imbalance assets and liabilities were as follows:

                                                               DECEMBER 31,
                                             -------------------------------------------------
                                                     1993                        1992
                                             ---------------------       ---------------------
                                             AMOUNT        VOLUMES       AMOUNT        VOLUMES
                                             -------       -------       -------       -------
                                                 (DOLLARS IN THOUSANDS AND VOLUMES IN BCF)
    ASSETS:
      Current..............................  $ 5,808          3.6        $ 2,686          1.8
      Noncurrent...........................   31,271         20.9         35,418         23.8
                                             -------       -------       -------       -------
                                             $37,079         24.5        $38,104         25.6
                                             -------       -------       -------       -------
                                             -------       -------       -------       -------
    LIABILITIES:
      Current..............................  $ 7,546          4.5        $ 5,552          3.7
      Noncurrent...........................   31,693         20.7         39,011         25.7
                                             -------       -------       -------       -------
                                             $39,239         25.2        $44,563         29.4
                                             -------       -------       -------       -------
                                             -------       -------       -------       -------

     Debt Acquisition Costs. Debt acquisition costs represent financing costs incurred in connection with the execution of various facilities entered into or securities issued by the Company. These costs are capitalized and amortized to interest expense over the life of the related debt. As discussed in Note 6, the Company has a $475 million revolving credit line which matures in 1999. Financing costs initially incurred in 1992 of approximately $16.7 million were capitalized in connection with this facility and will be amortized to interest expense over periods ending December 31, 1999. Approximately $5.0 million in financing costs incurred were capitalized in connection with the Company's July 1993 issuance of $250 million in senior and senior subordinated notes, and will be amortized to interest expense over periods ending August 1, 2005 (see Note
6).

     Investments in Partnerships.

          Seagull Shoreline System. The Company, through one of its wholly owned subsidiaries, serves as operator and at December 31, 1993 held approximately a 19% interest in the Seagull Shoreline System ("SSS"), a partnership that owns an offshore gas pipeline. At December 31, 1993, the Company's investment in SSS amounted to $2.3 million.

          Cavallo Pipeline Company. A wholly owned subsidiary of the Company owns a 50% interest in, and operates, Cavallo Pipeline Company ("Cavallo"). The Cavallo system consists of an offshore pipeline system. At December 31, 1993, the Company's investment in Cavallo amounted to approximately $5.1 million.

     Acquisition Costs -- Seagull Canada Acquisition. Acquisition costs represent costs incurred in connection with the Seagull Canada Acquisition, including a deposit of approximately $7.5 million paid in November 1993 which was applied as part of the cash purchase price paid in January 1994 (see Note
17).

                           SEAGULL ENERGY CORPORATION

6. LONG-TERM DEBT

     Long-term debt for 1993 and 1992 was as follows:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1993        1992
                                                                          --------    --------
                                                                         (DOLLARS IN THOUSANDS)

Seagull Energy Corporation:
  Money market facilities, variable rates (3.875%-4.75% at December 31,
     1993) due in 1994..................................................  $ 70,000    $     --
  Term Loan, variable rates (8% at December 31, 1992) due in
     1993-1995..........................................................        --     150,000
  Revolving credit, variable rates (6% and 8% at December 31, 1993 and
     1992) due in 1996-1999.............................................    77,000     391,000
  Senior notes, 7.875%, due August 1, 2003..............................   100,000          --
  Senior subordinated notes, 8.625%, due August 1, 2005.................   150,000          --
Alaska Pipeline Company:
  Unsecured industrial development bonds:
     7.75%-8.00% due in 1993-2008.......................................    12,915      13,100
  Other unsecured indebtedness:
     9.95%-12.80% notes, due in 1993-2000...............................     2,750       9,107
     8.15%-8.81% notes, due in 1997-2009................................    50,000      50,000
  Other debt............................................................        26          33
                                                                          --------    --------
                                                                           462,691     613,240
Less: Current maturities................................................     1,538       3,743
      Unamortized debt discount.........................................     1,366       1,486
                                                                          --------    --------
Total long-term debt....................................................  $459,787    $608,011
                                                                          --------    --------
                                                                          --------    --------

     Money Market Facilities. The Company has money market facilities with two major U.S. banks with a combined maximum commitment of $70 million. These lines of credit bear interest at rates made available by the banks at their discretion and may be canceled at either the Company's or the banks' discretion. The lines are subject to annual renewal. In connection with the Seagull Canada Acquisition (see Note 17), borrowings outstanding under the Company's money market facilities were reduced to $10 million in January 1994 and the remaining $60 million was refinanced with borrowings under the Revolver (defined below).

     Seagull Energy Corporation Revolving Credit. During 1993, the Company amended and restated its credit agreement with a group of major U.S. and international banks (the "Banks") converting the facility into a single revolving credit facility (the "Revolver") with a total commitment of $475 million and a final maturity of December 31, 1999. The facility was also amended to, among other things, release as security all of the following: (i) a pledge of the stock of all direct or indirect subsidiaries of the Company whose shares had been pledged; (ii) a mortgage on all gas and oil properties of the Company and its subsidiaries; and (iii) guaranties from each of the Company's subsidiaries pledging stock or mortgaging properties as described above. Under the terms of the Revolver, the commitments thereunder begin to decline on March 31, 1996 in equal quarterly reductions of $27.5 million and a final reduction of $62.5 million on December 31, 1999.

     The Revolver is an unsecured credit facility that contains restrictive provisions regarding the incurrence of additional debt, the making of investments outside existing lines of business, the maintenance of certain financial ratios (based upon the Company's consolidated financial condition and results of operations), the incurrence of additional liens, the declaration or payment of dividends (other than dividends payable on up to $100 million of preferred stock or dividends payable solely in the form of additional shares of the Company's common stock) and the repurchase or redemption of capital stock. Under the most restrictive of these provisions, approximately $9.1 million was available for payment of cash dividends on Seagull Common Stock

                           SEAGULL ENERGY CORPORATION
or to repurchase Seagull Common Stock as of December 31, 1993. As of January 4, 1994, immediately following the Seagull Canada Acquisition, the Company's consolidated Debt to Capitalization Ratio, as defined under the Revolver, increased to 60.2%. In the event the Company's consolidated Debt to Capitalization Ratio is in excess of 60% as of March 31, 1994, the Company would not be able to pay any cash dividends on or repurchase any Seagull Common Stock under these provisions. No cash dividends have been paid on Seagull Common Stock since the Company became an independent entity in 1981. However, in connection with the consummation of the ENSTAR Alaska Stock Offering (see Note 17), the Revolver will be required to be amended to allow for the payment of cash dividends on the ENSTAR Alaska Stock.

     The Revolver bears interest, at the Company's option, at a rate equal to
(i) either one, two, three or six month Adjusted LIBOR, plus a margin (the "LIBOR Margin") or (ii) the Reference Rate, plus a margin (the "Prime Margin"). The "Reference Rate" is the greater of (i) 0.5% per annum above the daily federal funds rate or (ii) the prime rate of the agent bank. The LIBOR Margin ranges from 0.625% to 2.5% per annum, depending upon the Company's credit rating and consolidated Debt to Capitalization Ratio (as defined under the Revolver), and the Prime Margin ranges from 0% to 1.5% per annum, depending upon the same factors.

     Under provisions included in the Revolver, the amount of senior indebtedness available to the Company is subject to a borrowing base (the "Borrowing Base"), based upon the proved reserves of the Company's exploration and production segment and the financial performance of the Company's other business segments. The Borrowing Base is generally determined annually, but may be redetermined, at the option of either the Company or the Banks, one additional time each year, and will be redetermined upon the sale of certain assets included in the Borrowing Base. If the Borrowing Base is redetermined in such a manner that the amount outstanding under the Revolver (or any other permitted senior debt facility) exceeds the new Borrowing Base, then the Company must repay the Revolver or such other indebtedness in an amount necessary to cure the deficiency. If such deficiency has not been cured within 30 days, such deficiency must be cured in three equal quarterly installments.

     As of January 4, 1994, immediately following the Seagull Canada Acquisition, the available commitment under the Revolver is subject to a $610 million Borrowing Base and is determined after consideration of outstanding borrowings under the Company's other senior debt facilities. On that date, borrowings outstanding under the Revolver were $188.5 million, leaving immediately available unused commitments of approximately $149.3 million, net of outstanding letters of credit of $2.2 million, $100 million of borrowings outstanding under the Senior Notes (defined below), the nominated maximum borrowing availability of $160 million under the Canadian Credit Agreement (defined below), and $10 million in borrowings outstanding under the Company's money market facilities.

     Canadian Credit Agreement. In connection with the Seagull Canada Acquisition (see Note 17), Seagull Energy Canada Ltd. ("Seagull Canada"), the indirect wholly owned subsidiary of the Company which acquired Novalta, entered into a new $175 million reducing revolving credit facility (the "Canadian Credit Agreement") with a group of 10 Canadian affiliates of major U.S. and international banks. The Canadian Credit Agreement provides for dual currency borrowings in U.S. and Canadian dollars with a nominated maximum borrowing availability of $160 million, which may be increased or decreased by the Company at any time pursuant to provisions of the Canadian Credit Agreement, up to a maximum commitment of $175 million. The Canadian Credit Agreement matures on December 31, 1999 and commitments thereunder begin to decline on March 31, 1996 in equal quarterly reductions of $10,937,500. As of January 4, 1994, immediately following the Seagull Canada Acquisition, approximately $152 million in borrowings were outstanding under this facility, which are currently denominated in Canadian dollars.

     Borrowings outstanding in Canadian dollars bear interest, at Seagull Canada's option, at a rate equal to (i) either one, two, three or six month Bankers' Acceptance Rate plus the LIBOR Margin or (ii) the Paying Agent's prime rate plus the Prime Margin. Borrowings outstanding under the Canadian Credit Agreement

                           SEAGULL ENERGY CORPORATION
funded in U.S. dollars bear interest, at Seagull Canada's option, in a manner similar to borrowings outstanding under the Revolver as described above. The Canadian Credit Agreement is an unsecured credit facility guaranteed by the Company and contains restrictive provisions similar to those included in the Revolver.

     Senior and Senior Subordinated Notes. In July 1993, Seagull sold $100 million of senior notes (the "Senior Notes") and $150 million of senior subordinated notes (the "Senior Subordinated Notes") (collectively the "Notes") in an underwritten public offering. The Senior Notes bear interest at 7 7/8% per annum, are not redeemable prior to maturity or subject to any sinking fund and mature on August 1, 2003. The Senior Subordinated Notes bear interest at 8 5/8% per annum, are not subject to any sinking fund and mature on August 1, 2005. On or after August 1, 2000, the Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at redemption prices declining from 102.59% in 2000 to 100.00% in 2003 and thereafter (expressed as a percentage of principal amount), plus accrued interest to the redemption date. The Notes were issued at par and interest is paid semiannually.

     The Notes represent unsecured obligations of the Company. The Senior Notes rank pari passu with senior indebtedness of the Company while the Senior Subordinated Notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The Notes contain conditions and restrictive provisions including, among other things, restrictions on additional indebtedness by the Company and by its subsidiaries, as well as restrictions on the incurrence of secured debt and entering into sale and leaseback transactions. Net proceeds from the offering, totaling approximately $245.0 million, were used to repay borrowings outstanding under the Revolver.

     Interest Rate Swap Agreements. The Company enters into interest rate swap agreements to manage the impact of changes in interest rates. During 1993, the following interest rate swap agreements were in effect:

                                             INTEREST RATE
 NOTIONAL        EFFECTIVE   MATURITY    ----------------------
  AMOUNT           DATE        DATE       RECEIVED      PAID
- ---------        --------    --------    ---------    ---------
(DOLLARS IN
THOUSANDS)


  $15,000        9/11/92    9/11/93     Floating     5.52%
   40,000        9/11/92    9/11/95     Floating     6.76%
   20,000        9/16/92    9/16/94     Floating     6.265%
   25,000        9/11/92    9/11/94     Floating     6.265%
   50,000         8/2/93    7/31/98     5.635%       Floating
   50,000         8/2/93    7/31/97     5.43%        Floating
   50,000         8/2/93    7/31/96     5.199%       Floating

     While notional amounts are used to express the volume of the interest rate swap transactions discussed above, the amount potentially subject to credit risk, in the event of nonperformance by the Company's counterparties, is significantly smaller. For the year ended December 31, 1993, interest expense included approximately $1.8 million net expense relating to these agreements.

     Alaska Pipeline Company. All long-term debt of ENSTAR Alaska is issued by APC. The majority of the capital requirements of ENG are met by loans from APC pursuant to intercompany notes secured by a mortgage on the properties, rights and franchises (other than certain excepted properties) of ENG. The senior unsecured notes of APC provide for restrictions on dividends, additional borrowings and purchases, redemptions or retirements of shares of capital stock, other than in stock of APC. Under the most restrictive provisions of these financing arrangements, approximately $14.2 million was available for the making of restricted investments, restricted stock payments and restricted subordinated debt payments as of December 31, 1993.

                           SEAGULL ENERGY CORPORATION

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In July 1992, APC issued three new series of APC senior unsecured notes totaling $50 million to a group of institutional investors. The notes have interest rates ranging from 8.15% to 8.81% and have final maturities ranging from 2001 to 2009. The proceeds were used to retire APC's then existing $40 million unsecured credit agreement, to meet sinking fund requirements on other APC debt and for working capital purposes. The Company has not guaranteed payment of the new senior unsecured notes of APC.

     APC has a $5 million revolving line of credit, none of which was utilized during 1993. This is a one year line of credit which has historically been renewed annually and is used for seasonal working capital requirements.

     Annual Maturities. At December 31, 1993, the Company's aggregate annual maturities of long-term debt are as follows:

                         YEAR ENDING DECEMBER 31,                   (DOLLARS IN THOUSANDS)
                         ------------------------
        1994......................................................        $  1,538
        1995......................................................        $  1,550
        1996......................................................        $  1,564
        1997......................................................        $  7,577
        1998......................................................        $  9,097
        Thereafter................................................        $441,365

     For purposes of the above table, the required payments related to the money market facilities are considered to be funded with amounts available under the Revolver.

7. OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities include the following:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                            1993         1992
                                                                           -------      -------
                                                                          (DOLLARS IN THOUSANDS)

Natural gas imbalances...................................................  $31,693      $39,011
Refundable customer advances for construction............................   11,623       10,379
Prepaid gas and oil sales................................................    2,732       10,322
Contingent consideration -- Wacker.......................................       --        3,104
Other....................................................................   20,737       18,112
                                                                           -------      -------
                                                                           $66,785      $80,928
                                                                           -------      -------
                                                                           -------      -------

     Natural Gas Imbalances. Revenues for natural gas production received and sold by the Company in excess of the Company's ownership percentage of total gas production (See Note 5).

     Refundable Customer Advances For Construction. Customer deposits received by ENSTAR Alaska for construction of main extensions refundable either wholly or in part over a period not to exceed 10 years.

     Prepaid Gas and Oil Sales. Prepayments received pursuant to prepaid gas and oil sales contracts Arkla Exploration entered into prior to its acquisition by the Company (See Notes 2 and 4).

     Contingent Consideration -- Wacker. A portion of the adjusted purchase price of Wacker Oil Inc. ("Wacker") withheld pending resolution of issues that developed with respect to two of its producing gas wells prior to the closing of the acquisition of Wacker by the Company in 1990. The disposition of the contingent consideration was settled through arbitration on December 2, 1993 pursuant to provisions of the agreements executed in connection with the acquisition. The arbitration resulted in a payment to the seller of $1 million of

                           SEAGULL ENERGY CORPORATION
the funds withheld at closing. This amount was paid in December 1993, and the remaining unpaid contingent consideration was accounted for as a reduction to the purchase price.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments are summarized as follows:

                                                                    DECEMBER 31,
                                                 --------------------------------------------------
                                                          1993                       1992
                                                 -----------------------    -----------------------
                                                 CARRYING     ESTIMATED     CARRYING     ESTIMATED
                                                  AMOUNT      FAIR VALUE     AMOUNT      FAIR VALUE
                                                 ---------    ----------    ---------    ----------
                                                              (DOLLARS IN THOUSANDS)
Assets:
  Cash and cash equivalents..................... $   5,572    $    5,572    $   3,882    $    3,882
Liabilities:
  Customer deposits.............................    (1,672)       (1,571)      (1,809)       (1,701)
  Refundable customer advances for
     construction...............................   (11,983)       (9,858)     (10,812)       (8,314)
  Long-term debt:
     Seagull Energy Corporation:
       Term Loan................................        --            --     (150,000)     (150,000)
       Revolver and money market facilities.....  (147,000)     (147,000)    (391,000)     (391,000)
       Senior Notes.............................  (100,000)      (99,500)          --            --
       Senior Subordinated Notes................  (150,000)     (149,250)          --            --
     Alaska Pipeline Company, including current
       maturities...............................   (64,325)      (75,800)     (70,754)      (75,667)
Interest rate swap agreements:
  In a receivable position......................        --         1,986           --            --
  In a payable position.........................        --        (2,709)          --        (3,161)

     Cash and Cash Equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

     Customer Deposits And Refundable Customer Advances For Construction. The fair value is based on discounted cash flow analyses utilizing a discount rate of 6% with monthly payments ratably over the estimated period of deposit or advance refunding.

     Long-Term Debt.

     Seagull Energy Corporation. The carrying amount of borrowings outstanding under the Company's Term Loan, Revolver and money market facilities approximates fair value because these instruments bear interest at rates tied to current market rates.

     The fair value of the Company's Senior and Senior Subordinated Notes is estimated based on quoted market prices for the same issues.

     Alaska Pipeline Company. The fair value of APC's long-term debt is estimated based on quoted market prices for the same or similar issues.

     Interest Rate Swap Agreements. The fair values are obtained from the financial institutions that are counterparties to the transactions. These values represent the estimated amount the Company would pay or receive to terminate the agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties. The Company's interest rate swap agreements are off balance sheet

                           SEAGULL ENERGY CORPORATION
transactions and, accordingly, there are no respective carrying amounts for these transactions included in the accompanying consolidated balance sheets as of December 31, 1993 and 1992.

9. SHAREHOLDERS' EQUITY

     Seagull Common Stock. In February 1993, the Company sold 5,060,000 shares (10,120,000 shares after the Stock Split) of Seagull Common Stock in an underwritten public offering. Net proceeds from the offering, totaling approximately $163.6 million, were used to repay the Company's then existing term loan in full, with the remaining $13.6 million being used to repay borrowings outstanding under the Revolver.

     In December 1991, the Company sold 1.5 million shares (3.0 million shares after the Stock Split) of Seagull Common Stock in an underwritten public offering. Net proceeds from the offering, totaling approximately $37 million, were used to repay borrowings outstanding under the Company's then existing revolving credit line.

     See Note 6 for information concerning restrictions imposed by the Revolver on the Company's future purchases of Common Stock.

     Preferred Stock. The Company is authorized to issue 5,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. There were no shares issued or outstanding as of December 31, 1993, 1992 and 1991.

     Preferred Share Purchase Rights. In 1989, the Company adopted a Share Purchase Rights Plan to protect the Company's shareholders from coercive or unfair takeover tactics. Under the Plan, each outstanding share and each share of Seagull Common Stock subsequently issued has attached to it one Right, exercisable at $32.75 (adjusted for Stock Split), subject to certain adjustments. Generally, in the event a person or group acquires 20% or more of the outstanding Seagull Common Stock other than pursuant to a cash tender offer for all shares of such Seagull Common Stock (provided that the tender offer increases the acquiring person's or group's ownership to at least 85% of the outstanding Seagull Common Stock), or in the event the Company is acquired in a merger or other business combination or 50% or more of the Company's consolidated assets or earning power is sold, each Right entitles the holder to purchase shares of Seagull Common Stock of the Company or of the acquiring company, having a value of twice the exercise price. The Rights, under certain circumstances, are redeemable at the option of the Company's Board of Directors at a price of $0.01 per Right, within 10 days (subject to extension) following the day on which the acquiring person or group exceeds the 20% threshold. The Rights expire on March 22, 1999.

10. STOCK OPTION PLANS

     The Company currently has six stock option plans: the 1981 Stock Option Plan; the 1983 Stock Option Plan; the 1986 Stock Option Plan; the 1990 Stock Option Plan; the 1993 Stock Option Plan and the 1993 Nonemployee Directors' Stock Option Plan. Twenty percent of (i) all options granted through December 31, 1992, (ii) 100,000 options granted in May 1993, and (iii) all options granted under the 1993 Nonemployee Directors' Stock Option Plan become exercisable on a cumulative basis in each of the first five years and expire 10 years after the date of grant. Beginning in 1993, 40% of all other options granted become exercisable after three years and 20% become exercisable on a cumulative basis in each of the next three years, and the options expire 10 years after the date of grant. The options are granted at the quoted market value of Seagull Common Stock on the date of grant. Accordingly, no compensation expense is recognized in the Company's results of operations relating to these options.

                           SEAGULL ENERGY CORPORATION

     Information relating to stock options is summarized as follows (adjusted for Stock Split):

                                      1993                    1992                    1991
                               --------------------    --------------------     -------------------
                                             OPTION                  OPTION                  OPTION
                                             PRICE                   PRICE                   PRICE
                                              PER                     PER                     PER
                                SHARES       SHARE       SHARES      SHARE       SHARES      SHARE
                               ---------     ------     --------     ------     --------     ------
Balance outstanding --
  Beginning of year........... 1,862,872               1,366,736               1,513,344
     Granted..................   615,000     $26.38      711,000     $11.94           --         --
     Exercised................  (304,952)    $ 6.31-    (100,664)    $ 3.25-    (120,608)    $ 5.56-
                                             $14.88                  $14.88                  $10.81
     Cancelled................   (13,028)               (114,200)                (26,000)
                               ---------               ---------               ---------
Balance outstanding --
  End of year................. 2,159,892     $ 6.31-   1,862,872     $ 6.31-   1,366,736     $ 3.25-
                                             $26.38                  $14.88                  $14.88
                               ---------               ---------               ---------
Options exercisable --
  End of year.................   763,892                 764,736                 726,168
                               ---------               ---------               ---------
                               ---------               ---------               ---------
Options available for grant --
  End of year................. 1,430,060                 242,104                 858,904
                               ---------               ---------               ---------
                               ---------               ---------               ---------

11. EMPLOYEE BENEFIT PLANS

     Retirement Plans. Effective January 1, 1986, the Company adopted an unfunded retirement plan which provides for supplemental benefits to certain officers and key employees. As of December 31, 1993, only one person was designated to participate in such plan. Total expenses of the plan were approximately $0.2 million for 1993 and 1992 and $0.3 million for 1991. The retirement plan's costs are included in general and administrative expenses.

     ENSTAR Alaska has two defined benefit retirement plans which cover salaried employees (the "Salaried Retirement Plan") and operating employees (the "Operating Unit Plan"). Clerical unit personnel, which constitute approximately 25% of total ENSTAR Alaska personnel, are not covered under a retirement plan. Determination of benefits for the salaried employees is based upon a combination of years of service and final monthly compensation. Benefits for operating employees are based solely on years of service. ENSTAR Alaska's policy is to fund the minimum contributions required by applicable regulations. The net pension costs are included in operations and maintenance costs.

                           SEAGULL ENERGY CORPORATION

     The following table sets forth the ENSTAR Alaska plans' funded status and the amounts recognized in the consolidated financial statements at December 31, 1993 and 1992:

                                                               1993                      1992
                                                      ----------------------    ----------------------
                                                      SALARIED     OPERATING    SALARIED     OPERATING
                                                      EMPLOYEES    EMPLOYEES    EMPLOYEES    EMPLOYEES
                                                      ---------    ---------    ---------    ---------
                                                                   (DOLLARS IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefit obligation.........................   $(4,756)     $(2,753)     $(4,196)     $(2,449)
                                                       --------     --------     --------     --------
                                                       --------     --------     --------     --------
  Accumulated benefit obligation....................   $(4,866)     $(2,773)     $(4,285)     $(2,465)
                                                       --------     --------     --------     --------
                                                       --------     --------     --------     --------
Projected benefit obligation for services rendered
  to date...........................................   $(5,921)     $(2,773)     $(5,778)     $(2,465)
Plan assets at fair value, primarily listed stocks
  and corporate and U.S. bonds......................     4,094        2,790        3,721        2,467
                                                       --------     --------     --------     --------
Plan assets in excess of (less than) projected
  benefit obligation................................    (1,827)          17       (2,057)           2
Unrecognized prior service cost.....................        90           19          245           21
Unrecognized net loss...............................       417          632          618          585
Unrecognized net obligation (asset) arising out of
  the initial application of SFAS No. 87, amortized
  over 15 years (salaried) and 18 years
  (operating).......................................       748         (101)         842         (111)
Additional minimum liability........................      (200)          --         (212)          --
                                                       --------     --------     --------     --------
Prepaid (accrued) pension cost......................   $  (772)     $   567      $  (564)     $   497
                                                       --------     --------     --------     --------
                                                       --------     --------     --------     --------
Net pension cost includes the following components:
  Service cost -- benefits earned during the
     period.........................................   $   232      $   110      $   195      $    84
  Interest cost on projected benefit obligation.....       413          190          386          162
  Actual return on plan assets......................      (333)        (224)        (185)        (197)
Net amortization and deferral.......................       147           40           22           18
                                                       --------     --------     --------     --------
Net periodic pension cost...........................   $   459      $   116      $   418      $    67
                                                       --------     --------     --------     --------
                                                       --------     --------     --------     --------

     The assumed weighted average discount rate for both ENSTAR Alaska plans was 7.25% for 1993 and 1992, and the rate of increase in future compensation for the Salaried Retirement Plan used in determining the projected benefit obligation was 5% and 5.5% for 1993 and 1992, respectively. The expected long-term rate of return on plan assets for both ENSTAR Alaska plans was 8%.

     Profit Sharing Plans. ENSTAR Alaska has profit sharing plans for salaried employees and union employees. Annual contributions for each plan are determined by the Company's Board of Directors pursuant to formulae which contain minimum contribution requirements. Profit sharing expense was approximately $0.3 million for each of the years 1993, 1992 and 1991, and is included in operations and maintenance costs.

     Thrift Plans. The Seagull Thrift Plan and the ENSTAR Natural Gas Company Thrift Plan (collectively, the "Thrift Plans") are qualified employee savings plans in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986. Company contributions to the Thrift Plans were approximately $1.3 million, $0.9 million and $0.8 million for the years 1993, 1992 and 1991, respectively. The Thrift Plans' costs are included in operations and maintenance costs and general and administrative expenses.

     Employee Stock Ownership Plan. On November 15, 1989, the Company formed the Seagull Employee Stock Ownership Plan (the "ESOP") for the benefit of the non-Alaskan employees of the Company. The ESOP borrowed from the Company $7.7 million at an interest rate of 10% per annum to be repaid in 12 equal annual installments of principal and interest. The ESOP used the borrowed funds and the 1989 contributions

                           SEAGULL ENERGY CORPORATION
from the Company to purchase 948,150 shares (adjusted for Stock Split) of Seagull Common Stock at $8.438 per share (adjusted for Stock Split) from the Company's treasury. The purchase price was based upon the closing price of the Seagull Common Stock on the New York Stock Exchange on the date the ESOP was formed.

     The promissory note has been and will be funded entirely by contributions from the Company. Company contributions of approximately $0.5 million in 1993 and $0.4 million in 1992 and 1991 are included in operations and maintenance costs and general and administrative expenses.

     Postretirement Benefits Other Than Pensions. ENSTAR Alaska has a postretirement medical plan which covers all of its salaried employees. Determination of benefits is based upon the combined age of the retiree and years of service at retirement. Prior to January 1, 1992, ENSTAR Alaska accounted for these obligations on a "pay-as-you-go" basis.

     Effective January 1, 1992, the Company adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This SFAS changes the accounting treatment for such benefits from a pay-as-you-go basis to a method where the expected costs for these benefits are accrued during the years the plan participants render service. The Company recognized the cumulative effect of this change in accounting principle in the line item entitled "Cumulative Effect of Changes in Accounting Principles" in the accompanying consolidated statement of earnings for the year ended December 31, 1992. Accordingly, periods prior to January 1, 1992 were not restated to reflect this change.

     The cumulative effect of this accounting change as of January 1, 1992, resulted in a reduction in earnings of $0.7 million, (after income taxes of $0.4 million), or $0.03 per share. The effect of this change on earnings before the cumulative effect for the year ended December 31, 1992, and the pro forma effect of retroactive application of this accounting change on earnings for the year ended December 31, 1991 were not material.

12. INTEREST INCOME AND OTHER

     Interest income and other includes the following:

                                                                     YEAR ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1993       1992       1991
                                                                   ------     ------     ------
                                                                      (DOLLARS IN THOUSANDS)
Interest income..................................................  $  454     $  413     $  493
Seismic Litigation Settlement....................................      --      4,606         --
Gain on sales of property, plant and equipment...................   4,175        177         46
Other............................................................   1,079       (491)       887
                                                                   ------     ------     ------
                                                                   $5,708     $4,705     $1,426
                                                                   ------     ------     ------
                                                                   ------     ------     ------

     Seismic Litigation Settlement. Interest income and other for the year ended December 31, 1992 includes $4.6 million relating to the Seismic Litigation Settlement resulting from a claim made by the Company that certain of the seismic data acquired by it in connection with its 1988 acquisition of Houston Oil & Minerals Corporation ("HO&M") was actually delivered to other purchasers. In accordance with the settlement agreement, the Company received a cash payment in July 1992 of $2.6 million and will receive up to $5 million in pipeline business accommodations through December 31, 1995. If less than $3 million of business accommodations are realized, the Company will receive a cash payment in early 1996 equal to the difference between $3 million and the sum of the business accommodations realized. The $4.6 million in 1992 income includes the $2.6 million cash payment plus the present value of the $3 million guaranteed minimum payment for business accommodations less certain expenses.

     Gain on Sales of Property, Plant and Equipment. Interest income and other for the year ended December 31, 1993 includes a pre-tax gain of approximately $3.8 million relating to sales of non-strategic oil

                           SEAGULL ENERGY CORPORATION
and gas producing properties. Net proceeds from the sales totaled approximately $13.0 million, resulting in an after-tax gain of $2.8 million, or $0.08 per share. The parcels sold had proven reserves estimated at approximately 19 billion cubic feet of natural gas equivalents.

13. INCOME TAXES

     Total income tax expense for the years ended December 31, 1993 and 1992 was allocated as follows:

                                                                         1993           1992
                                                                        ------         -------
                                                                        (DOLLARS IN THOUSANDS)
Income tax provision before cumulative effect of changes in accounting
  principles..........................................................  $6,080         $ 2,500
Adjustments for certain changes in accounting principles..............      --          (3,473)
Additional paid-in capital for compensation expense for tax purposes
  in excess of amounts recognized for financial reporting purposes....  (1,966)           (214)
                                                                        ------         -------
                                                                        $4,114         $(1,187)
                                                                        ------         -------
                                                                        ------         -------

     The provision for income taxes for each of the years ended December 31, 1993, 1992 and 1991 was as follows:

                                                                     1993       1992      1991
                                                                    ------     ------     -----
                                                                      (DOLLARS IN THOUSANDS)
Current:
  Federal.........................................................  $3,667     $  131     $ 285
  State...........................................................   1,363         64      (523)
                                                                    ------     ------     -----
       Total current..............................................   5,030        195      (238)
                                                                    ------     ------     -----
Deferred:
  Federal.........................................................   1,128       (212)     (485)
  State...........................................................     (78)     2,517       923
                                                                    ------     ------     -----
       Total deferred.............................................   1,050      2,305       438
                                                                    ------     ------     -----
Income tax provision before cumulative effect of changes in
  accounting principles...........................................  $6,080     $2,500     $ 200
                                                                    ------     ------     -----
                                                                    ------     ------     -----

     The provision for income taxes before cumulative effect of changes in accounting principles for the years ended December 31, 1993 and 1992 is not comparable to 1991 due to the Company's adoption of SFAS No. 109, Accounting for Income Taxes, effective January 1, 1992. The Company recognized the cumulative effect of this change in accounting principle in the line item entitled "Cumulative Effect of Changes in Accounting Principles" in the accompanying consolidated statement of earnings for the year ended December 31, 1992. Accordingly, periods prior to January 1, 1992 were not restated to reflect this change. The cumulative effect of this accounting change as of January 1, 1992 resulted in an increase in earnings of approximately $3.0 million, or $0.12 per share. The effect of this change on earnings before income taxes for the year ended December 31, 1992 was not material.

                           SEAGULL ENERGY CORPORATION

     The provision for income taxes before cumulative effect of changes in accounting principles for each of the years ended December 31, 1993, 1992 and 1991 was different than the amount computed using the federal statutory rate (35% for 1993, 34% for 1992 and 1991) for the following reasons:

                                                                 1993        1992        1991
                                                                -------     -------     -------
                                                                    (DOLLARS IN THOUSANDS)
Amount computed using the statutory rate......................  $11,647     $ 2,351     $ 1,804
Increase (Reduction) in taxes resulting from:
  Utilization of Internal Revenue Code Section 29 (Tight
     Sands) credits...........................................   (4,773)         --          --
  Excess of tax basis over book basis of acquired assets......       --          --      (2,093)
  State income taxes, net.....................................      835       1,703         264
  Increase (Decrease) in deferred tax asset valuation
     allowance................................................     (859)      1,119          --
  Adjustments to beginning-of-the-year tax bases per the 1992
     and 1991 tax returns.....................................     (657)     (1,828)         --
  Increase in the beginning-of-the-year balance of the
     deferred tax liabilities due to the increase in the
     corporate federal income tax rate........................      960          --          --
  Other.......................................................   (1,073)       (845)        225
                                                                -------     -------     -------
Income tax provision before cumulative effect of changes in
  accounting principles.......................................  $ 6,080     $ 2,500     $   200
                                                                -------     -------     -------
                                                                -------     -------     -------

     The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 1993 and 1992 are as follows:

                                                                          1993           1992
                                                                         ------         ------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Deferred tax expense (exclusive of the effects of other components
  listed below)........................................................  $  949         $1,186
Increase (Decrease) in deferred tax asset valuation allowance..........    (859)         1,119
Increase in the beginning-of-the-year balance of the deferred tax liabilities due to the increase in the corporate federal income tax
  rate.................................................................     960             --
                                                                         ------         ------
                                                                         $1,050         $2,305
                                                                         ------         ------
                                                                         ------         ------

     As discussed in Note 1, under SFAS No. 109 deferred income taxes have been provided for all temporary differences between the carrying amounts of assets and liabilities for financial accounting and tax purposes. In 1991, prior to the adoption of SFAS No. 109, deferred income taxes were provided based on timing differences in certain items of income and expense recognized for income tax purposes in periods different from the periods for financial accounting purposes.

                           SEAGULL ENERGY CORPORATION

     The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1993 and 1992 were as follows:

                                                                           1993         1992
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Deferred tax liabilities:
  Property, plant and equipment, due to differences in depreciation,
     depletion and amortization........................................  $ 45,296     $ 38,619
  Investments in partnership, due to difference in depreciation........       606        1,307
  Other................................................................       509          546
                                                                         --------     --------
Deferred tax liabilities...............................................    46,411       40,472
                                                                         --------     --------
Deferred tax assets:
  Minimum tax credit carryforwards.....................................   (12,221)      (9,065)
  Investment tax credit carryforwards..................................    (2,771)      (3,334)
  Deferred compensation/retirement related items accrued for
     financial reporting purposes......................................    (3,269)      (2,263)
  Contingent consideration related to acquisitions/dispositions........      (604)      (1,975)
  Other................................................................    (3,134)      (1,332)
                                                                         --------     --------
Deferred tax assets....................................................   (21,999)     (17,969)
Less -- valuation allowance............................................     1,943        2,802
                                                                         --------     --------
Net deferred tax assets................................................   (20,056)     (15,167)
                                                                         --------     --------
Net deferred tax liabilities...........................................  $ 26,355     $ 25,305
                                                                         --------     --------
                                                                         --------     --------

     For federal income tax purposes, as of December 31, 1993, the Company has unused investment tax credits of approximately $2.8 million which will expire in the years 1998 through 2000, and unused minimum tax credits of approximately $12.2 million which are available over an indefinite period.

     During 1991, the tax effects of timing differences were as follows:

                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                                                      1991
                                                                                  ------------
                                                                                  (DOLLARS IN
                                                                                  THOUSANDS)
Net operating loss offsetting deferred taxes for financial accounting
  purposes......................................................................    $(7,778)
Depreciation, depletion and partnership earnings................................     (1,890)
Gas and oil property costs capitalized for financial accounting purposes........     12,180
Minimum tax credit carryforward for tax purposes................................     (1,462)
Other...........................................................................       (612)
                                                                                    -------
Total deferred tax provision....................................................    $   438
                                                                                    -------
                                                                                    -------

                           SEAGULL ENERGY CORPORATION

14. BUSINESS SEGMENTS

     Information on the Company's operations by business segment is as follows for the year ended December 31:

                                                               1993         1992         1991
                                                            ----------   ----------    --------
                                                                 (DOLLARS IN THOUSANDS)
REVENUES(*):
  Exploration and production..............................  $  227,437   $   91,991    $ 81,099
  Pipeline and marketing..................................      42,484       37,240      37,823
  Alaska transmission and distribution....................     107,244      109,598     129,615
                                                            ----------   ----------    --------
                                                            $  377,165   $  238,829    $248,537
                                                            ----------   ----------    --------
                                                            ----------   ----------    --------
OPERATING PROFIT:
  Exploration and production..............................  $   42,969   $   (1,613)   $  1,275
  Pipeline and marketing..................................      14,065        9,057       7,884
  Alaska transmission and distribution....................      18,955       22,439      21,024
                                                            ----------   ----------    --------
                                                                75,989       29,883      30,183
                                                            ----------   ----------    --------
  General and administrative expense......................     (11,666)     (10,099)     (8,427)
  Interest expense........................................     (36,753)     (17,574)    (17,875)
  Interest income and other...............................       5,708        4,705       1,426
                                                            ----------   ----------    --------
Earnings before income taxes..............................  $   33,278   $    6,915    $  5,307
                                                            ----------   ----------    --------
                                                            ----------   ----------    --------
OPERATIONS AND MAINTENANCE EXPENSE:
  Exploration and production..............................  $   63,651   $   30,844    $ 27,951
  Pipeline and marketing..................................      20,266       21,103      20,748
  Alaska transmission and distribution....................      20,880       19,976      19,678
                                                            ----------   ----------    --------
                                                            $  104,797   $   71,923    $ 68,377
                                                            ----------   ----------    --------
                                                            ----------   ----------    --------
DEPRECIATION, DEPLETION AND AMORTIZATION:
  Exploration and production..............................  $  103,552   $   52,855    $ 42,646
  Pipeline and marketing..................................       5,493        3,192       3,278
  Alaska transmission and distribution....................       7,511        7,184       6,978
                                                            ----------   ----------    --------
                                                            $  116,556   $   63,231    $ 52,902
                                                            ----------   ----------    --------
                                                            ----------   ----------    --------
IDENTIFIABLE ASSETS:
  Exploration and production..............................  $  816,812   $  831,222    $371,208
  Pipeline and marketing..................................      70,675       65,378      49,611
  Alaska transmission and distribution....................     185,701      186,519     189,059
  Corporate...............................................      45,063       19,845       8,674
                                                            ----------   ----------    --------
                                                            $1,118,251   $1,102,964    $618,552
                                                            ----------   ----------    --------
                                                            ----------   ----------    --------
CAPITAL EXPENDITURES:
  Exploration and production..............................  $   97,818   $   32,115    $ 58,459
  Pipeline and marketing..................................       2,115        1,622         634
  Alaska transmission and distribution....................      10,094        9,024      10,492
  Corporate...............................................       2,015          890       2,124
                                                            ----------   ----------    --------
                                                            $  112,042   $   43,651    $ 71,709
                                                            ----------   ----------    --------
                                                            ----------   ----------    --------
ACQUISITIONS, NET OF CASH ACQUIRED:
  Exploration and production..............................  $   29,470   $  391,531    $201,767
  Pipeline and marketing..................................          --       10,357          --
                                                            ----------   ----------    --------
                                                            $   29,470   $  401,888    $201,767
                                                            ----------   ----------    --------
                                                            ----------   ----------    --------

- ---------------

(*) Intersegment revenues are recorded at market prices.

                           SEAGULL ENERGY CORPORATION

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data is as follows:

                                                                                                         EARNINGS (LOSS)
                                 REVENUES             OPERATING PROFIT        NET EARNINGS (LOSS)         PER SHARE(1)
                           ---------------------     -------------------     --------------------       -----------------
                             1993         1992        1993        1992        1993          1992        1993        1992
                           --------     --------     -------     -------     -------       ------       -----       -----
                                                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
March 31,................  $103,192     $ 67,533     $19,421     $ 6,854     $ 3,853       $2,942(2)    $0.12       $0.12(2)
June 30,.................    86,973       49,216      15,201       4,902       3,624        2,603(3)     0.10        0.10(3)
September 30,............    81,790       48,898      17,077       2,547       7,273(5)    (2,310)       0.20(5)    (0.09)
December 31,.............   105,210       73,182      24,290      15,580      12,448        3,453(4)     0.34        0.13(4)
                           --------     --------     -------     -------     -------       ------       -----       -----
Total....................  $377,165     $238,829     $75,989     $29,883     $27,198       $6,688       $0.76       $0.26
                           --------     --------     -------     -------     -------       ------       -----       -----
                           --------     --------     -------     -------     -------       ------       -----       -----

- ---------------

(1) Adjusted for the two-for-one stock split of the Seagull Common Stock effected June 4, 1993. (See Notes 1 and 9).

(2) Includes the cumulative effect of two changes in accounting principles in the first quarter of 1992 representing an increase in earnings of approximately $2.3 million, or $0.09 per share. (See Notes 1, 11 and 13).

(3) Includes an after-tax gain in the second quarter of 1992 of approximately $2.9 million, or $0.12 per share, relating to the Seismic Litigation Settlement. (See Note 12).

(4) Includes two charges in the fourth quarter of 1992 resulting from the expensing of $2.3 million in unamortized loan acquisition costs relating to the repayment of the Company's then existing revolving credit line and $1.2 million in costs related to a potential acquisition which was not consummated. The effect of these charges on net earnings was a reduction of approximately $1.5 million and $0.8 million, respectively, or $0.06 and $0.03 per share, respectively.

(5) Includes an after-tax gain in the third quarter of 1993 of approximately $2.7 million, or $0.08 per share, relating to sales of non-strategic oil and gas producing properties. (See Note 12).

16. COMMITMENTS AND CONTINGENCIES

     Lease Commitments. The Company leases certain office space and equipment under operating lease arrangements which contain renewal options and escalation clauses. Future minimum rental payments under these leases are $2.8 million and $2.4 million in 1994 and 1995, respectively, range between $1.6 million and $2.4 million in each of the years 1996-1998, and total $10.4 million for all subsequent years. Total rental expense under operating leases for 1993, 1992 and 1991 was approximately $1.7 million, $1.8 million and $1.7 million, respectively.

     Concentrations of Credit Risk. The Company operates in all phases of the natural gas industry with sales to resellers such as pipeline companies and local distribution companies as well as to end-users such as commercial businesses, industrial concerns and residential consumers. While certain of these customers are affected by periodic downturns in the economy in general or in their specific segment of the natural gas industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been immaterial and will continue to be immaterial to the Company's results of operations in the long term.

     Litigation. The Company is a party to ongoing litigation in the normal course of business or other litigation with respect to which the Company is indemnified pursuant to various purchase agreements or other contractual arrangements. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management believes that the effect on its financial condition and results of operations, if any, will not be material.

                           SEAGULL ENERGY CORPORATION

17. SUBSEQUENT EVENTS

     Seagull Canada Acquisition. In January 1994, an indirect wholly owned subsidiary of the Company acquired all of the outstanding shares of stock of Novalta and an intercompany note (the "Note") from Novalta to its parent, Novacor Petrochemicals Ltd. ("Novacor Petrochemicals") for a purchase price of approximately $203 million in cash, subject to customary postclosing adjustments described below (the "Seagull Canada Acquisition"). The economic effective date of the Seagull Canada Acquisition was December 31, 1993 (the "Effective Date"). The purchase price was adjusted for, among other things, working capital and capital expenditures for 1993 in excess of a specified threshold pursuant to the provisions of the Sale Agreement, dated November 19, 1993, between Seagull and Novacor Petrochemicals. Effective as of the January 1994 Closing Date, Novalta was amalgamated with Seagull Canada, the indirect subsidiary of the Company that acquired Novalta. As a result of the amalgamation, the Note was extinguished. The acquisition was accounted for as a purchase.

     Seagull Canada's assets (the "Seagull Canada Properties") consist primarily of natural gas and oil reserves and developed and undeveloped lease acreage concentrated principally in a small number of fields located in Alberta, Canada. According to reserve estimates prepared as of December 31, 1993 by an independent petroleum engineering firm, the Seagull Canada Properties had proved reserves totaling 257.4 Bcf of natural gas and 2.8 MMbbl of oil, condensate and natural gas liquids. Approximately 80 percent of these reserves and 75 percent of Seagull Canada's total producing wells are concentrated in 16 of 95 total fields. As of December 31, 1993, the Seagull Canada Properties consisted of lease acreage holdings including approximately 200,000 net developed acres and approximately 250,000 net undeveloped acres.

     In connection with the Seagull Canada Acquisition, the Company entered into the Canadian Credit Agreement (see Note 6).

     The following table presents the unaudited pro forma results of the combined operations of the Company and Novalta for the year ended December 31, 1993 as though the acquisition of Novalta had occurred on January 1, 1993, financed primarily with borrowings under the Canadian Credit Agreement as well as borrowings under the Revolver (see Note 6).

     The results presented give effect to depreciation, depletion and amortization of assets recognized in recording the purchase, interest on debt incurred to effect the purchase and the related income tax effects of these items. The unaudited pro forma information presented does not purport to be indicative of actual results if the combination had been in effect on the date or for the period indicated, or of future results.

                                                                       YEAR ENDED DECEMBER 31,
                                                                                 1993
                                                                       ------------------------
                                                                                     PRO FORMA
                                                                        ACTUAL      (UNAUDITED)
                                                                       --------     -----------
                                                                        (DOLLARS IN THOUSANDS
                                                                           EXCEPT PER SHARE
                                                                               AMOUNTS)
Revenues.............................................................  $377,165      $409,523
Net earnings.........................................................  $ 27,198      $ 22,162
Earnings per share...................................................  $   0.76      $   0.62

                           SEAGULL ENERGY CORPORATION

     The following table sets forth the pro forma consolidated total assets and pro forma capitalization of the Company as of December 31, 1993 as though the acquisition of Novalta had occurred on December 31, 1993, financed primarily with borrowings under the Canadian Credit Agreement as well as borrowings under the Revolver (see Note 6).

                                                                      DECEMBER 31, 1993
                                                                  -------------------------
                                                                                  PRO FORMA
                                                                   ACTUAL         (UNAUDITED)
                                                                  ----------       ---------
                                                                   (DOLLARS IN THOUSANDS)
Total assets....................................................  $1,118,251      $1,342,654
                                                                  ----------      ----------
                                                                  ----------      ----------
Long-term portion of debt.......................................  $  459,787      $  653,093
Shareholders' equity............................................     439,379         439,379
                                                                  ----------      ----------
Total capitalization............................................  $  899,166      $1,092,472
                                                                  ----------      ----------
                                                                  ----------      ----------
Long-term portion of debt to total capitalization...............        51.1%           59.8%
                                                                  ----------      ----------
                                                                  ----------      ----------

     ENSTAR Alaska Stock Proposal. In March 1994, the Board of Directors approved, subject to shareholder approval, a plan (the "ENSTAR Alaska Stock Proposal") to create and issue a new class of common stock of the Company intended to reflect separately the performance of ENSTAR Alaska (the "ENSTAR Alaska Stock"). As part of the ENSTAR Alaska Stock Proposal, and following the issuance of the ENSTAR Alaska Stock, currently outstanding Seagull Common Stock will reflect separately the performance of the Company's exploration and production and pipeline and marketing segments. In addition, certain terms of the Seagull Common Stock will be amended to allow for the creation and issuance of the ENSTAR Alaska Stock.

     The Company currently expects that, shortly after shareholder approval of the ENSTAR Alaska Stock Proposal and subject to prevailing market and other conditions, it will make a public offering (the "ENSTAR Alaska Stock Offering") for cash of shares of ENSTAR Alaska Stock. Net proceeds from the ENSTAR Alaska Stock Offering would be used to repay amounts borrowed under the Revolver, none of which is attributable to ENSTAR Alaska.

     The ENSTAR Alaska Stock Proposal will be submitted to shareholders at the Company's Annual Meeting of Shareholders in June 1994.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Seagull Energy Corporation:

     We have audited the accompanying consolidated balance sheets of Seagull Energy Corporation and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seagull Energy Corporation and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Notes 11 and 13 to the consolidated financial statements, respectively, the Company adopted the provisions of the Financial Accounting Standards Board Statements of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and No. 109, Accounting for Income Taxes, in 1992.

                                            KPMG PEAT MARWICK

Houston, Texas
January 31, 1994, except as to
  the last three paragraphs of
  Note 17, Subsequent Events,
  which are as of March 11, 1994.